SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Review Report of Independent Auditors

To the Stockholders and Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have reviewed the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarter ended June 30, 2008, including the balance sheet, the statements of income, cash flows and added value, the performance report and the explanatory notes. This information is the responsibility of Unibanco’s management.

2
Our review was conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco and subsidiary companies with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco and subsidiary companies.

3
Based on our review, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information, including the instruction CVM No. 469.

4
As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law), generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes it introduced depend on regulation in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008, and the Brazilian Securities Commission (CVM), through its Instruction No. 469, did not require the adoption of all dispositions of Law 11,638 in the preparation of the Quarterly Information. Therefore, the accounting information included in the Quarterly Information at June 30, 2008 does not consider all the modifications in the accounting practices introduced by the Law 11,638/07.

São Paulo, August 6, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – JUNE 30, 2008	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo	5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3584-1980	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3584-1585	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 4th Floor		3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3584-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3584-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 – NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2008	Dec 31, 2008	2	April 1, 2008	June 31, 2008	1	Jan 1, 2008	March 31, 2008

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER June 30, 2008	2 - PRIOR QUARTER March 31, 2008	3 - SAME QUARTER PRIOR YEAR June 30, 2007
Paid-Up Capital
1 – Common	1,511,316,336	1,511,316,336	1,511,316,336
2 – Preferred	1,296,439,472	1,296,439,472	1,296,439,472
3 – Total	2,807,755,808	2,807,755,808	2,807,755,808

4 – Common	-	-	-
5 – Preferred	14,876,994	13,667,294	4,089,060
6 – Total	14,876,994	13,667,294	4,089,060

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1240 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	03/27/2008	Interest on own capital	04/30/2008	ON	0.0388235000
02	RCA	03/27/2008	Interest on own capital	04/30/2008	PN	0.0427059000
03	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.0388235000
04	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.0427059000
05	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.1205222000
06	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.1325744000

SUBSCRIBED CAPITAL AND CHANGES DURIN

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)
01	07/16/2008	11,000,000	3,000,000	Revenue reserve	280,775,580	0.000000000

G THE CURRENT FISCAL YEAR

DIRECTOR OF INVESTOR RELATIONS

1 - DATE August 07, 2008	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
ASSETS	2008	2008

CURRENT ASSETS	107,188,688	99,102,659

CASH AND DUE FROM BANKS	1,380,451	1,462,019

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	41,881,677	36,978,836
Securities purchased under resale agreements	33,994,057	26,752,923
Interbank deposits	7,818,009	10,148,541
Foreign currency investments	69,611	77,372

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	18,892,219	19,272,920
Own portfolio	7,630,970	7,827,467
Subject to repurchase commitments	1,868,225	841,290
Pledged with Brazilian Central Bank	4,074,047	2,171,056
Pledged under guarantees rendered	544,917	1,804,447
Securities purpose of unrestricted purchase
and sale commitments	-	1,951,807
Derivative financial instruments (Note 5(f))	4,774,060	4,676,853

INTERBANK ACCOUNTS	7,839,987	7,549,016
Payments and receipts pending settlement	1,218,535	1,040,430
Compulsory deposits:
- Brazilian Central Bank	6,555,744	6,467,697
- National Housing System - SFH	1,482	3,744
Correspondent banks	64,226	37,145

INTERDEPARTMENTAL ACCOUNTS	54,970	40,813
Third-party funds in transit	183	182
Internal transfers of funds	54,787	40,631

LENDING OPERATIONS	24,839,567	24,300,578
Lending operations: (Note 6(a))
- Public sector	194,128	214,325
- Private sector	25,539,316	24,991,890
Allowance for losses on lending (Note 6(d))	(893,877)	(905,637)

LEASING OPERATIONS	379,464	396,448
Leasing operations: (Note 6(a))
- Private sector	382,970	399,730
Allowance for losses on leasing (Note 6(d))	(3,506)	(3,282)

OTHER CREDITS	11,432,670	8,556,391
Foreign exchange portfolio (Note 7(a))	7,979,293	4,710,396
Income receivable	926,951	1,192,348
Negotiation and intermediation of securities	558,103	15,824
Deferred tax (Note 20(a))	837,990	731,095
Prepaid taxes	374,609	312,529
Sundry (Note 8)	768,114	1,604,675
Allowance for losses on other credits (Note 6(d))	(12,390)	(10,476)

OTHER ASSETS	487,683	545,638
Other assets	143,496	149,388
Allowance for losses on other assets	(29,897)	(31,368)
Prepaid expenses (Note 9)	374,084	427,618

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
ASSETS	2008	2008

LONG-TERM ASSETS	53,205,256	50,015,833

INTERBANK INVESTMENTS (Note 4)	973,964	1,163,879
Interbank deposits	973,964	1,163,879

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	30,365,002	27,026,891
Own portfolio	7,287,233	1,469,525
Subject to repurchase commitments	16,537,864	16,454,548
Pledged with Brazilian Central Bank	1,840,715	1,408,536
Pledged under guarantees rendered	3,852,883	6,294,586
Securities purpose of unrestricted purchase
and sale commitments	-	824,890
Derivative financial instruments (5 Note(f))	846,307	574,806

INTERBANK ACCOUNTS	57,549	56,775
Compulsory deposits:
- National Housing System - SFH	57,549	56,775

LENDING OPERATIONS	18,316,469	17,705,886
Lending operations: (Note 6(a))
- Public sector	609,013	615,065
- Private sector	18,200,779	17,589,203
Allowance for losses on lending (Note 6(d))	(493,323)	(498,382)

LEASING OPERATIONS	397,365	467,763
Leasing operations: (Note 6(a))
- Private sector	401,036	471,636
Allowance for losses on leasing (Note 6(d))	(3,671)	(3,873)

OTHER CREDITS	2,330,669	2,956,263
Receivables on guarantees honored	667	667
Foreign exchange portfolio (Note 7(a))	2,506	477,163
Income receivable	30,234	27,679
Deferred tax (Note 20(a))	1,191,715	1,277,191
Prepaid taxes	1,853	20,601
Sundry (Note 8)	1,104,525	1,153,692
Allowance for losses on other credits (Note 6(d))	(831)	(730)

OTHER ASSETS	764,238	638,376
Prepaid expenses (Note 9)	764,238	638,376

PERMANENT ASSETS	19,501,318	17,017,097

INVESTMENTS	18,488,127	16,059,014
Investments in associated companies (Note 11(a))	18,400,669	15,966,633
-Local	14,807,205	13,090,861
-Foreign	3,593,464	2,875,772
Goodwill on acquisitions of subsidiary companies (Note 11(b))	63,143	68,537
Other investments	52,914	52,443
Allowance for losses	(28,599)	(28,599)

FIXED ASSETS	426,569	396,572
Land and buildings in use	191,692	186,502
Other fixed assets	1,075,648	1,033,620
Accumulated depreciation	(840,771)	(823,550)

DEFERRED CHARGES	586,622	561,511
Organization and expansion costs	1,160,373	1,089,128
Accumulated amortization	(573,751)	(527,617)

TOTAL	179,895,262	166,135,589

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
LIABILITIES	2008	2008

CURRENT LIABILITIES	96,646,178	86,071,207

DEPOSITS	30,104,948	28,942,406
Demand deposits	3,174,954	3,954,842
Savings deposits	7,963,568	9,974,505
Interbank deposits	3,825,838	3,701,143
Time deposits	15,046,601	11,217,111
Other deposits	93,987	94,805

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	35,231,048	30,191,418
Own portfolio	9,488,142	7,392,666
Third parties portfolio	23,673,398	17,282,836
Unrestricted portfolio	2,069,508	5,515,916

RESOURCES FROM SECURITIES ISSUED (Note 12)	4,556,903	3,629,104
Real estate notes, mortgage notes, credits and similar	2,990,999	2,137,406
Debentures	196,373	494,608
Securities abroad	1,369,531	997,090

INTERBANK ACCOUNTS	1,444,478	1,271,145
Receipts and payments pending settlement	1,315,014	1,165,148
Correspondent banks	129,464	105,997

INTERDEPARTMENTAL ACCOUNTS	420,372	453,982
Third-party funds in transit	420,369	453,974
Internal transfers of funds	3	8

BORROWINGS (Note 13)	4,845,485	5,310,997
Borrowings in Brazil - governmental agencies	67	79
Foreign borrowings	4,845,418	5,310,918

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,887,815	2,658,522
BNDES (National Economic Development Bank)	1,525,974	1,400,619
FINAME (National Industrial Financing Authority)	1,304,646	1,185,991
Other	57,195	71,912

FOREIGN ONLENDINGS (Note 13)	1,238	1,409
Foreign onlendings	1,238	1,409

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	6,775,147	6,174,014
Derivative financial instruments	6,775,147	6,174,014

OTHER LIABILITIES	10,378,744	7,438,210
Collection of taxes and social contributions	1,269,835	2,107,407
Foreign exchange portfolio (Note 7(a))	6,540,918	3,278,126
Social and statutory	786,423	456,332
Taxes and social security	409,067	223,206
Negotiation and intermediation of securities	142,597	387,861
Subordinated debt (Note 15(b))	13,210	25,689
Sundry (Note 15(c))	1,216,694	959,589

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
LIABILITIES	2008	2008

LONG-TERM LIABILITIES	70,511,210	67,810,732

DEPOSITS	37,169,563	30,491,601
Interbank deposits	13,185,107	13,682,380
Time deposits	23,984,456	16,809,221

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,783,694	10,150,370
Own portfolio	9,783,694	10,150,370

RESOURCES FROM SECURITIES ISSUED (Note 12)	3,430,261	7,581,938
Real estate notes, mortgage notes, credits and similar	218	155,767
Debentures	3,124,542	3,967,216
Securities abroad	305,501	3,458,955

BORROWINGS (Note 13)	1,693,008	1,577,076
Borrowings in Brazil - governmental agencies	174	205
Foreign borrowings	1,692,834	1,576,871

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	6,106,672	5,884,337
BNDES (National Economic Development Bank)	2,997,600	3,025,017
FINAME (National Industrial Financing Authority)	2,916,837	2,669,070
Other	192,235	190,250

FOREIGN ONLENDINGS (Note 13)	34,794	3,919
Foreign onlendings	34,794	3,919

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	895,934	671,194
Derivative financial instruments	895,934	671,194

OTHER LIABILITIES	11,397,284	11,450,297
Foreign exchange portfolio (Note 7(a))	2,481	477,844
Allowance for tax contingencies (Note 14)	1,925,886	1,861,887
Taxes and social security	35,680	37,492
Negotiation and intermediation of securities	171,095	-
Subordinated debt (Note 15(b))	6,755,761	6,684,771
Sundry (Note 15(c))	2,506,381	2,388,303

DEFERRED INCOME	41,228	44,736
Deferred income	41,228	44,736

STOCKHOLDERS' EQUITY (Note 17)	12,696,646	12,208,914
Capital:	8,000,000	8,000,000
- Local residents	5,612,704	5,600,886
- Foreign residents	2,387,296	2,399,114
Capital reserves	161,378	160,911
Revaluation reserve on subsidiaries	3,007	4,863
Revenue reserves	4,738,692	3,850,345
Unrealized gains and losses - marketable securities and
derivative financial instruments	(51,596)	(116,424)
Treasury stock	(154,835)	(141,736)
Retained earnings	-	450,955

TOTAL	179,895,262	166,135,589

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL STATEMENTS OF INCOME			Corporate Legislation
Amounts expressed in thousands of Reais, otherwise indicated
	From April 1, 2008	From January 1, 2008	From April 1, 2007	From January 1, 2007
	to June 30, 2008	to June 30, 2008	to June 30, 2007	to June 30, 2007

REVENUE FROM FINANCIAL INTERMEDIATION	4,109,914	8,315,371	3,219,582	6,306,909
Lending operations	1,351,646	3,166,521	1,389,673	2,877,051
Leasing operations	26,252	60,341	3,352	6,859
Marketable securities	2,246,121	3,860,720	1,728,772	3,272,801
Derivative financial instruments	343,994	961,243	(3,948)	(58,078)
Compulsory deposits	141,901	266,546	101,733	208,276

EXPENSES ON FINANCIAL INTERMEDIATION	(2,773,477)	(5,693,546)	(2,134,419)	(4,278,706)
Deposits and securities sold	(2,376,171)	(4,922,562)	(1,830,662)	(3,617,375)
Borrowings and onlendings	23,230	(204,409)	(103,038)	(340,223)
Foreign exchange transactions (Note 7(b))	(217,725)	(156,648)	31,258	159,283
Provision for credit losses (Note 6(f))	(202,811)	(409,927)	(231,977)	(480,391)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,336,437	2,621,825	1,085,163	2,028,203

OTHER OPERATING INCOME (EXPENSES)	(346,856)	(792,828)	(252,383)	(499,867)
Total of services rendered (Note 18)	473,683	965,156	489,741	1,034,155
.Banking rendered	260,130	472,985	201,373	404,042
.Services fees	213,553	492,171	288,368	630,113
Salaries, benefits, training and social security	(499,933)	(977,536)	(434,382)	(856,132)
Other administrative expenses	(444,323)	(867,851)	(434,157)	(859,104)
Financial transaction and other taxes	(140,987)	(281,653)	(155,494)	(307,375)
Equity in the results of associated companies (Note 11(a))	463,246	757,368	453,317	948,682
Other operating income (Note 19(a))	67,381	99,265	(11,296)	3,410
Other operating expenses (Note 19(b))	(265,923)	(487,577)	(160,112)	(463,503)

OPERATING INCOME	989,581	1,828,997	832,780	1,528,336

NON-OPERATING INCOME (EXPENSES)	(5,840)	3,533	(8,212)	(10,074)

INCOME BEFORE TAXES AND PROFIT SHARING AND
NON-RECURRING EVENTS	983,741	1,832,530	824,568	1,518,262

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	(110,134)	(99,555)	(76,339)	(101,878)
Provision for income tax	(76,400)	(163,012)	(246,276)	(271,704)
Provision for social contribution	(69,207)	(110,927)	(64,914)	(78,145)
Deferred tax asset change	35,473	174,384	234,851	247,971

PROFIT SHARING	(116,825)	(235,498)	(111,064)	(198,224)
Management	(9,561)	(18,337)	(9,635)	(17,666)
Employees	(107,264)	(217,161)	(101,429)	(180,558)

PROFIT FROM NON-RECURRING EVENTS (NOTE 26)	-	-	203,400	203,400

NET INCOME FOR THE PERIOD	756,782	1,497,477	840,565	1,421,560

Number of outstanding shares (Note 17(a))	2,792,878,814	2,792,878,814	2,803,666,748	2,803,666,748
Net income shares: R$	0.27	0.54	0.30	0.51

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
ASSETS	2008	2008

CURRENT ASSETS	126,139,383	113,559,771

CASH AND DUE FROM BANKS	3,192,526	3,463,997

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	39,499,836	32,298,423
Securities purchased under resale agreements	34,073,777	26,770,907
Interbank deposits	5,356,448	5,450,144
Foreign currency investments	69,611	77,372

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	22,102,561	22,130,821
Own portfolio	12,583,107	12,731,068
Subject to repurchase commitments	1,872,439	845,850
Pledged with Brazilian Central Bank	4,075,683	2,171,056
Pledged under guarantees rendered	572,755	1,734,714
Securities purpose of unrestricted purchase
and sale commitments	-	1,951,807
Derivative financial instruments (Note 5(f))	2,998,577	2,696,326

INTERBANK ACCOUNTS	8,100,090	7,781,679
Payments and receipts pending settlement	1,258,239	1,078,334
Compulsory deposits:
- Brazilian Central Bank	6,745,176	6,638,154
- National Housing System - SFH	1,482	3,744
Correspondent banks	95,193	61,447

INTERDEPARTMENTAL ACCOUNTS	59,736	46,282
Third-party funds in transit	183	182
Internal transfers of funds	59,553	46,100

LENDING OPERATIONS	32,005,068	31,259,174
Lending operations: (Note 6(a))
- Public sector	194,128	214,325
- Private sector	34,180,343	33,226,666
Allowance for losses on lending (Note 6(d))	(2,369,403)	(2,181,817)

LEASING OPERATIONS	3,335,557	2,879,050
Leasing operations: (Note 6(a))
- Private sector	3,451,625	2,976,376
Allowance for losses on leasing (Note 6(d))	(116,068)	(97,326)

OTHER CREDITS	17,172,979	12,857,250
Foreign exchange portfolio (Note 7(a))	7,979,293	4,710,396
Income receivable	525,622	509,033
Negotiation and intermediation of securities	813,843	337,446
Deferred tax (Note 19(a))	1,416,517	1,239,482
Receivables from credit card operations	3,370,072	3,198,564
Insurance premium	1,357,317	1,288,301
Prepaid taxes	672,841	525,791
Sundry (Note 8)	1,108,868	1,120,741
Allowance for losses on other credits (Note 6(d))	(71,394)	(72,504)

OTHER ASSETS	671,030	843,095
Other assets	271,398	280,013
Allowance for losses on other assets	(67,834)	(72,829)
Prepaid expenses (Note 9)	467,466	635,911

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
ASSETS	2008	2008

LONG-TERM ASSETS	43,232,649	40,051,148

INTERBANK INVESTMENTS (Note 4)	931,219	1,101,083
Interbank deposits	931,219	1,101,083

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	12,364,475	9,750,540
Own portfolio	6,494,846	3,976,151
Subject to repurchase commitments	1,527,493	907,305
Pledged with Brazilian Central Bank	1,840,715	1,408,536
Pledged under guarantees rendered	1,318,622	1,865,127
Securities purpose of unrestricted purchase and sale commitments	-	824,890
Derivative financial instruments (Note 5(f))	1,182,799	768,531

INTERBANK ACCOUNTS	57,549	56,775
Compulsory deposits:
- National Housing System - SFH	57,549	56,775

LENDING OPERATIONS	18,797,145	18,239,309
Lending operations: (Note 6(a))
- Public sector	609,013	615,065
- Private sector	18,720,284	18,168,379
Allowance for losses on lending (Note 6(d))	(532,152)	(544,135)

LEASING OPERATIONS	4,906,650	4,320,488
Leasing operations: (Note 6(a))
- Private sector	5,082,025	4,470,306
Allowance for losses on leasing (Note 6(d))	(175,375)	(149,818)

OTHER CREDITS	5,191,409	5,632,166
Receivables on guarantees honored	667	667
Foreign exchange portfolio (Note 7(a))	2,506	477,163
Income receivable	106,283	93,309
Deferred tax (Note 20(a))	2,521,333	2,466,688
Prepaid taxes	220,472	187,317
Sundry (Note 8)	2,344,179	2,412,638
Allowance for losses on other credits (Note 6(d))	(4,031)	(5,616)

OTHER ASSETS	984,202	950,787
Prepaid expenses (Note 9)	984,202	950,787

PERMANENT ASSETS	2,600,045	2,600,372

INVESTMENTS	926,912	989,071
Investments in associated companies (Note 11(a))	97,500	332,898
-Local	97,500	332,898
Goodwill on acquisitions of subsidiary companies (Note 11(b))	168,155	210,697
Other investments	720,572	504,001
Allowance for losses	(59,315)	(58,525)

FIXED ASSETS	890,257	855,648
Land and buildings in use	616,328	612,529
Other fixed assets	1,694,998	1,631,585
Accumulated depreciation	(1,421,069)	(1,388,466)

DEFERRED CHARGES	782,876	755,653
Organization and expansion costs	1,575,781	1,489,320
Accumulated amortization	(792,905)	(733,667)

TOTAL	171,972,077	156,211,291

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
LIABILITIES	2008	2008

CURRENT LIABILITIES	99,221,916	89,886,829

DEPOSITS	28,361,120	27,681,938
Demand deposits	3,553,492	4,143,260
Savings deposits	8,516,589	10,600,112
Interbank deposits	1,532,962	1,431,771
Time deposits	14,664,090	11,411,990
Other deposits	93,987	94,805

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	22,726,256	19,631,784
Own portfolio	9,484,424	7,428,759
Third parties portfolio	13,241,832	12,203,025

RESOURCES FROM SECURITIES ISSUED (Note 12)	4,600,611	3,683,882
Real estate notes, mortgage notes, credits and similar	3,138,311	2,255,259
Debentures	198,089	518,904
Securities abroad	1,264,211	909,719

INTERBANK ACCOUNTS	1,480,284	1,316,353
Receipts and payments pending settlement	1,381,578	1,230,181
Correspondent banks	98,706	86,172

INTERDEPARTMENTAL ACCOUNTS	420,996	455,217
Third-party funds in transit	420,373	453,979
Internal transfers of funds	623	1,238

BORROWINGS (Note 13)	5,106,905	5,539,974
Borrowings in Brazil - governmental agencies	67	79
Borrowings in Brazil - other agencies	102,410	110,506
Foreign borrowings	5,004,428	5,429,389

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,150,115	2,928,385
BNDES (National Economic Development Bank)	1,525,974	1,400,619
FINAME (National Industrial Financing Authority)	1,566,946	1,455,854
Other	57,195	71,912

FOREIGN ONLENDINGS (Note 13)	1,238	1,409
Foreign onlendings	1,238	1,409

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	4,740,773	4,130,009
Derivative financial instruments	4,740,773	4,130,009

OTHER LIABILITIES	28,633,618	24,517,878
Collection of taxes and social contributions	1,323,025	2,158,779
Foreign exchange portfolio (Note 7(a))	6,540,918	3,278,126
Social and statutory	914,627	511,382
Taxes and social security	1,201,951	687,554
Negotiation and intermediation of securities	886,164	892,475
Technical provisions for insurance, retirement and
capitalization plans (Note 15(a))	11,136,635	10,615,462
Subordinated debt (Note 15(b))	13,159	25,434
Payable to merchants - credit card	4,008,370	4,079,027
Sundry (Note 15(c))	2,608,769	2,269,639

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	June 30,	March 31,
LIABILITIES	2008	2008

LONG-TERM LIABILITIES	57,454,209	51,516,109

DEPOSITS	21,780,962	14,706,204
Interbank deposits	28,161	-
Time deposits	21,752,801	14,706,204

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,397,183	9,840,180
Own portfolio	9,397,183	9,840,180

RESOURCES FROM SECURITIES ISSUED (Note 12)	3,087,525	4,391,499
Real estate notes, mortgage notes, credits and similar	218	155,767
Debentures	2,808,729	3,984,890
Securities abroad	278,578	250,842

BORROWINGS (Note 13)	1,691,188	1,568,211
Borrowings in Brazil - governmental agencies	174	205
Foreign borrowings	1,691,014	1,568,006

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	6,470,895	6,266,022
BNDES (National Economic Development Bank)	2,997,600	3,025,017
FINAME (National Industrial Financing Authority)	3,281,060	3,050,755
Other	192,235	190,250

FOREIGN ONLENDINGS (Note 13)	34,794	3,919
Foreign onlendings	34,794	3,919

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	897,607	671,194
Derivative financial instruments	897,607	671,194

OTHER LIABILITIES	14,094,055	14,068,880
Foreign exchange portfolio (Note 7(a))	2,481	477,844
Allowance for tax contingencies (Note 14)	3,143,715	2,900,366
Taxes and social security	398,465	396,063
Negotiation and intermediation of securities	171,095	-
Technical provisions for insurance, retirement and
capitalization plans (Note 15(a))	614,455	693,755
Subordinated debt (Note 15(b))	6,740,136	6,673,041
Sundry (Note 15(c))	3,023,708	2,927,811

DEFERRED INCOME	70,541	75,590
Deferred income	70,541	75,590

MINORITY INTEREST (Note 11(a)(4))	2,528,765	2,523,849

STOCKHOLDERS' EQUITY (Note 17)	12,696,646	12,208,914
Capital:	8,000,000	8,000,000
- Local residents	5,612,704	5,600,886
- Foreign residents	2,387,296	2,399,114
Capital reserves	161,378	160,911
Revaluation reserve on subsidiaries	3,007	4,863
Revenue reserves	4,738,692	3,850,345
Unrealized gains and losses - marketable securities and
derivative financial instruments	(51,596)	(116,424)
Treasury stock	(154,835)	(141,736)
Retained earnings	-	450,955

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	15,225,411	14,732,763

TOTAL	171,972,077	156,211,291

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

CONSOLIDATED STATEMENTS OF INCOME			Corporate Legislation
Amounts expressed in thousands of Reais, otherwise indicated
	From April 1, 2008	From January 1, 2008	From April 1, 2007	From January 1, 2007
	to June 30, 2008	to June 30, 2008	to June 30, 2007	to June 30, 2007

REVENUE FROM FINANCIAL INTERMEDIATION	5,165,281	10,090,202	4,107,738	8,052,717
Lending operations	2,516,267	5,447,280	2,406,646	4,879,110
Leasing operations	305,893	574,897	137,795	228,305
Marketable securities	1,555,554	2,530,654	1,189,208	2,262,861
Financial results from insurance, pension plans
and annuity products	339,459	561,927	313,835	595,474
Derivative financial instruments	305,735	707,728	(42,170)	(122,907)
Compulsory deposits	142,373	267,716	102,424	209,874

EXPENSES ON FINANCIAL INTERMEDIATION	(2,666,926)	(5,381,127)	(2,030,842)	(4,092,121)
Deposits and securities sold	(1,469,205)	(3,205,966)	(1,196,563)	(2,404,171)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(270,370)	(433,488)	(216,601)	(414,636)
Borrowings and onlendings	3,918	(241,760)	(106,800)	(367,228)
Foreign exchange transactions (Note 7(b))	(215,676)	(154,361)	33,932	162,956
Provision for credit losses (Note 6(f))	(715,593)	(1,345,552)	(544,810)	(1,069,042)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,498,355	4,709,075	2,076,896	3,960,596

OTHER OPERATING INCOME (EXPENSES)	(1,138,565)	(2,217,337)	(1,030,852)	(1,977,070)
Total of services rendered (Note 18)	916,757	1,830,389	909,761	1,778,623
.Banking rendered	260,130	472,985	201,373	404,042
.Services fees	656,627	1,357,404	708,388	1,374,581
Insurance, annuity products and retirement plans premiums	1,656,618	2,966,082	1,342,611	2,726,069
Changes in technical provision for insurance, annuity products
and retirement plans	(832,691)	(1,354,252)	(641,807)	(1,370,644)
Insurance claims	(343,937)	(678,731)	(296,413)	(591,514)
Private retirement plans benefit expenses	(3,807)	(12,795)	(6,884)	(11,365)
Selling, other insurance and private retirement plans expenses	(265,469)	(527,996)	(199,929)	(402,396)
Credit card selling expenses	(92,446)	(174,689)	(59,675)	(126,246)
Salaries, benefits, training and social security	(623,175)	(1,227,433)	(561,199)	(1,102,240)
Other administrative expenses	(876,519)	(1,726,649)	(856,781)	(1,699,363)
Financial transaction and other taxes	(324,855)	(625,663)	(316,714)	(605,122)
Equity in the results of associated companies (Note 11(a))	5,664	10,051	10,613	21,329
Other operating income (Note 19(a))	121,561	189,766	27,533	95,303
Other operating expenses (Note 19(b))	(476,266)	(885,417)	(381,968)	(689,504)

OPERATING INCOME	1,359,790	2,491,738	1,046,044	1,983,526

NON-OPERATING INCOME (EXPENSES)	(1,484)	25,906	(5,970)	(6,212)

INCOME BEFORE TAXES AND PROFIT SHARING	1,358,306	2,517,644	1,040,074	1,977,314

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	(341,616)	(540,106)	(221,836)	(431,579)
Provision for income tax	(401,091)	(777,062)	(406,712)	(557,049)
Provision for social contribution	(175,043)	(279,266)	(130,984)	(188,363)
Deferred tax asset change	234,518	516,222	315,860	313,833

PROFIT SHARING	(147,675)	(291,045)	(135,505)	(243,245)
Management	(9,619)	(18,482)	(9,715)	(17,819)
Employees	(138,056)	(272,563)	(125,790)	(225,426)

INCOME BEFORE NON-RECURRING EVENTS AND
MINORITY INTEREST	869,015	1,686,493	682,733	1,302,490

PROFIT FROM NON-RECURRING EVENTS (NOTE 26)	-	-	203,400	203,400

MINORITY INTEREST	(112,233)	(189,016)	(45,568)	(84,330)

NET INCOME FOR THE PERIOD	756,782	1,497,477	840,565	1,421,560

Number of outstanding shares (Note 17(a))	2,792,878,814	2,792,878,814	2,803,666,748	2,803,666,748
Net income shares: R$	0.27	0.54	0.30	0.51

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

STATEMENTS OF CASH FLOW			Corporate Legislation
Amounts expressed in thousands of Reais
		UNIBANCO	UNIBANCO CONSOLIDATED

	Quarter ended	Period ended	Quarter ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2008	2008
Operating activities
Net income for the period	756,782	1,497,477	756,782	1,497,477
Net changes in credit losses	(14,782)	(48,899)	217,207	274,748
Technical provision for insurances, capitalization
and private pensions	-	-	832,691	1,354,252
Deferred taxes	(35,473)	(174,384)	(237,352)	(519,056)
Provision (reversal) of foreclosed assets	(1,471)	(1,611)	(4,995)	(287)
Loss on sale of foreclosed assets and fixed assets	2,747	3,951	5,597	6,644
Amortization of goodwill on subsidiaries acquired	5,394	10,788	42,541	76,238
Equity in results of subsidiary and associated companies	(463,246)	(757,368)	(2,591)	(10,051)
Exchange loss (gain) on foreign investments	252,469	281,593	-	-
Gain on sale of investments	-	(16,092)	(26,009)	(61,861)
Provision (reversal) for losses on other investments	-	-	528	528
Depreciation and amortization	65,153	125,471	95,063	185,648
Minority interests	-	-	112,233	189,016
Changes in assets and liabilities
Decrease (increase) in interbank investments	(4,712,926)	(345,131)	(7,031,549)	(2,758,803)
Decrease (increase) in marketable securities and
derivative financial instruments	(2,867,370)	(10,141,762)	(2,493,008)	(8,459,489)
Decrease (increase) in Central Bank compulsory deposits	(88,047)	(37,001)	(107,022)	(62,035)
Net change in interbank and interdepartmental accounts	(78,132)	(138,433)	(95,907)	(130,707)
Decrease (increase) in lending operations	(1,140,363)	(4,844,668)	(1,488,941)	(5,476,748)
Decrease (increase) in leasing operations	87,360	173,565	(1,116,529)	(2,063,274)
Net change in foreign exchange portfolio	(6,811)	61,898	(6,811)	61,898
Decrease (increase) in other credits and other assets	491,004	835,115	(711,638)	425,461
Increase (decrease) in other liabilities	(1,101,414)	5,026,697	(677,789)	2,347,418
Increase (decrease) in deferred income	(3,508)	13,247	(5,049)	13,653
Net cash provided by (used in) operating activities	(8,852,634)	(8,475,547)	(11,942,548)	(13,109,330)

Investing activities
Dividends and interest on capital received from subsidiary
and associated companies	232,818	257,558	25,532	25,696
Proceeds from sale of foreclosed assets companies	9,925	14,931	42,093	57,977
Purchase from sale capital decrease in subsidiary
and associated companies	(2,455,285)	(3,957,304)	(6,506)	(13,500)
Goodwill on acquisition of subsidiary companies	-	-	-	(1,491)
Proceeds from sale capital decrease in subsidiary
and associated companies	(21)	16,102	26,019	76,538
Purchase of other investments	(3)	(3)	(17,070)	(305,848)
Proceeds from sale of other investments	-	-	18,328	19,963
Purchase of fixed assets	(48,822)	(82,394)	(71,437)	(120,621)
Proceeds from sale of fixed assets	159	820	1,334	2,352
Investment in deferred charges	(71,141)	(130,553)	(86,388)	(151,044)
Minority interests	-	-	(107,317)	406,097
Net cash provided by (used in) investing activities	(2,332,370)	(3,880,843)	(175,412)	(3,881)

Financing activities
Increase (decrease) in deposits	7,840,504	199,607	7,753,940	4,499,538
Increase (decrease) in securities sold under
under repurchase agreements	4,672,954	11,720,690	2,651,475	5,043,265
Increase (decrease) in resources from securities issued	(1,392,871)	30,679	1,443,762	3,087,533
Increase (decrease) in borrowings and onlendings	132,752	148,216	147,215	118,564
Net change in treasury stock	(36,452)	(65,138)	(36,452)	(65,138)
Dividends paid	(113,451)	(808,450)	(113,451)	(808,450)
Net cash provided by (used in) financing activities	11,103,436	11,225,604	11,846,489	11,875,312

Decrease in cash and due from banks	(81,568)	(1,130,786)	(271,471)	(1,237,899)

Cash and due from banks at the beginning of the period	1,462,019	2,511,237	3,463,997	4,430,425
Cash and due from banks at the end of the period	1,380,451	1,380,451	3,192,526	3,192,526
Decrease in cash and due from banks	(81,568)	(1,130,786)	(271,471)	(1,237,899)

The accompanying notes are an integral part of these quarterly information

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - JUNE 30, 2008
QUARTERLY INFORMATION

VALUE ADDED STATEMENTS						Corporate Legislation

Amounts expressed in thousands of Reais
	Unibanco				Unibanco Consolidated

	Quarter ended June 30, 2008		Period ended June 30, 2008		Quarter ended June 30, 2008		Period ended June 30, 2008

Value Added Breakdown
Gross profit from financial intermediation	1,336,437	82.3%	2,621,825	84.8%	2,498,355	113.9%	4,709,075	112.6%
Services rendered	473,683	29.2%	965,156	31.2%	916,757	41.8%	1,830,389	43.8%
Other income and other expenses	(185,459)	-11.4%	(495,262)	-16.0%	(1,221,009)	-55.6%	(2,357,740)	-56.4%

Total Value Added	1,624,661	100.0%	3,091,719	100.0%	2,194,103	100.0%	4,181,724	100.0%

Human Resources	528,372	32.5%	1,042,827	33.7%	675,920	30.8%	1,323,203	31.6%
Salaries	418,513	25.8%	824,924	26.7%	530,101	24.2%	1,043,893	25.0%
Charges	35,095	2.2%	72,041	2.3%	53,569	2.4%	98,006	2.3%
Benefits	74,764	4.6%	145,862	4.7%	92,250	4.2%	181,304	4.3%

Government	339,507	20.9%	551,415	17.8%	761,401	34.7%	1,361,044	32.5%
Financial transaction and other taxes	140,987	8.7%	281,653	9.1%	324,855	14.8%	625,663	15.0%
Income tax and social contribution	110,134	6.8%	99,555	3.2%	341,616	15.6%	540,106	12.9%
INSS on salaries	88,386	5.4%	170,207	5.5%	94,930	4.3%	195,275	4.7%

Dividends and Interest on Own capital	296,038	18.2%	585,778	18.9%	296,038	13.5%	585,778	14.0%

Profit Reinvestment	460,744	28.4%	911,699	29.5%	460,744	21.0%	911,699	21.8%

Total	1,624,661	100.0%	3,091,719	100.0%	2,194,103	100.0%	4,181,724	100.0%

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	FINANCIAL
01158-4	DATE – JUNE 30, 2008	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis. The quarterly information of June 30, 2008 include the statetments of cash flows and value added, and their comparison with the first quarter period ended June 30,2008.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the quarter ended June 30, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$189,755 (Six-months ended June 30, 2007 –R$361,506) from “Other Operating Expenses” to ”Derivative Financial Instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08 the amount of R$201,674 (Six-months ended June 30, 2007 – R$463,152) from “Private Retirement Plans Benefit Expenses”, “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

In addition, we present, in the balance sheet, the resources of Agribusiness credit bills with balances of July, 2008 in the group of “Resources from Securities Issued” according to Brazilian Central Bank Circular Letter nº 3,328, as well as the respective amount in June 2007.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law nº 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 15% (9% until April of 2008, according to Law nº 11,727 of June 2008) on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•	Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

	•	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

	•	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, is recognized currently in earnings.

•	Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders’ equity of the associated companies, as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Securities purchased under resale agreements	33,994,057	26,752,923	34,073,777	26,770,907
Own position	7,715,290	6,790,118	7,795,010	6,808,102
- Financial treasury bills	592,978	1,537,290	592,978	1,537,290
- Treasury bills	6,031,272	4,813,443	6,031,272	4,813,443
- Treasury notes	1,061,433	407,981	1,061,433	407,981
- Other	29,607	31,404	109,327	49,388
Financial Position	26,278,767	19,962,805	26,278,767	19,962,805
- Financial treasury bills	8,262,654	4,088,301	8,262,654	4,088,301
- Treasury bills	10,891,192	15,707,623	10,891,192	15,707,623
- Treasury notes	6,463,992	157,101	6,463,992	157,101
- Other	660,929	9,780	660,929	9,780
Interbank deposits	8,791,973	11,312,420	6,287,667	6,551,227
Foreign currency investments	69,611	77,372	69,611	77,372
Total	42,855,641	38,142,715	40,431,055	33,399,506
Current	41,881,677	36,978,836	39,499,836	32,298,423
Long-term	973,964	1,163,879	931,219	1,101,083

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Assets
Trading assets	7,138,023	7,343,787	11,613,091	11,820,768
Available for sale	35,633,889	32,656,438	16,047,241	13,854,516
Held to maturity	864,942	1,047,927	2,625,328	2,741,220
Subtotal	43,636,854	41,048,152	30,285,660	28,416,504
Derivative financial instruments	5,620,367	5,251,659	4,181,376	3,464,857
Total	49,257,221	46,299,811	34,467,036	31,881,361
Current	18,892,219	19,272,920	22,102,561	22,130,821
Long-term	30,365,002	27,026,891	12,364,475	9,750,540

Liabilities
Derivative financial instruments	7,671,081	6,845,208	5,638,380	4,801,203
Total	7,671,081	6,845,208	5,638,380	4,801,203
Current	6,775,147	6,174,014	4,740,773	4,130,009
Long-term	895,934	671,194	897,607	671,194

(b) Trading assets

				Unibanco

	June 30, 2008		March 31, 2008

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	3,876,472	3,843,485	4,077,704	4,018,264
Treasury bills	1,184,679	1,182,790	1,918,226	1,914,264
Financial treasury bills	10,604	10,592	57,692	57,694
Treasury notes	2,681,189	2,650,103	2,101,786	2,046,306
Foreign government	2,366,234	2,331,389	2,303,071	2,282,765
Corporate debt securities	67,477	71,402	149,909	153,969
Debentures	61,566	65,541	58,828	61,783
Eurobonds	5,911	5,861	91,081	92,186
Mutual funds	171,340	171,340	170,900	170,900
Marketable equity securities	670,367	645,325	742,534	717,889
Total	7,151,890	7,062,941	7,444,118	7,343,787

			Unibanco Consolidated

	June 30 , 2008		March 31, 2008

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	5,777,111	5,717,539	6,117,953	6,052,063
Treasury bills	1,667,788	1,662,712	3,104,290	3,098,176
Financial treasury bills	431,818	430,995	293,068	293,174
Treasury notes	3,677,505	3,623,832	2,717,921	2,658,158
Other	-	-	2,674	2,555
Foreign government	2,862,769	2,825,946	2,676,688	2,658,590
Brazilian sovereign bonds	110,616	110,340	68,576	68,490
Bank debt securities	1,037,035	1,035,446	812,385	812,278
Eurobonds	101,977	100,654	46,733	46,626
Certificate of deposit	935,058	934,792	765,652	765,652
Corporate debt securities	203,858	207,064	445,401	448,705
Debentures	128,253	132,363	295,061	297,205
Eurobonds	75,605	74,701	150,340	151,500
Mutual funds	498,170	498,170	553,963	553,963
Marketable equity securities	1,234,977	1,218,586	1,270,117	1,226,679
Total	11,724,536	11,613,091	11,945,083	11,820,768

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Unibanco

	June 30, 2008			March 31, 2008

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	8,209,983	(145,096)	8,064,887	5,925,780	(71,624)	5,854,156
Financial treasury bills	369,752	162	369,914	434,192	270	434,462
Treasury bills	6,829,431	(99,247)	6,730,184	4,707,854	(40,795)	4,667,059
Treasury notes	965,304	(39,375)	925,929	738,971	(23,577)	715,394
Treasury Bonds	2,938	(816)	2,122	2,925	(649)	2,276
Other	42,558	(5,820)	36,738	41,838	(6,873)	34,965
Foreign government	1,060,375	(11,295)	1,049,080	1,157,794	(6,860)	1,150,934
Brazilian sovereign bonds	1,204,149	(31,828)	1,172,321	1,347,377	(1,486)	1,345,891
Bank debt securities	22,411,608	(13,122)	22,398,486	21,360,045	940	21,360,985
Debentures, eurobonds and other	22,411,608	(13,122)	22,398,486	21,360,045	940	21,360,985
Corporate debt securities	2,806,418	38,062	2,844,480	2,818,426	13,744	2,832,170
Debentures, eurobonds and other	2,806,418	38,062	2,844,480	2,818,426	13,744	2,832,170
Mutual funds	10,136	-	10,136	9,925	-	9,925
Marketable equity securities	225,071	(130,572)	94,499	226,026	(123,649)	102,377
Total	35,927,740	(293,851)	35,633,889	32,845,373	(188,935)	32,656,438

					Unibanco Consolidated

			June 30, 2008		March 31, 2008

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	9,946,320	(211,463)	9,734,857	7,576,082	(139,636)	7,436,446
Financial treasury bills	699,211	337	699,548	729,024	436	729,460
Treasury bills	6,900,456	(100,059)	6,800,397	4,777,086	(41,480)	4,735,606
Treasury notes	2,301,157	(105,105)	2,196,052	2,025,209	(91,070)	1,934,139
Treasury Bonds	2,938	(816)	2,122	2,925	(649)	2,276
Other	42,558	(5,820)	36,738	41,838	(6,873)	34,965
Foreign government	1,060,376	(11,296)	1,049,080	1,157,794	(6,860)	1,150,934
Brazilian sovereign bonds	1,204,149	(31,828)	1,172,321	1,347,377	(1,486)	1,345,891
Bank debt securities	826,708	(13,595)	813,113	754,397	913	755,310
Debentures, eurobonds and other	826,708	(13,595)	813,113	754,397	913	755,310
Corporate debt securities	2,923,911	42,665	2,966,576	2,942,910	17,772	2,960,682
Debentures, eurobonds and other	2,923,911	42,665	2,966,576	2,942,910	17,772	2,960,682
Mutual funds	33,907	-	33,907	17,742	-	17,742
Marketable equity securities	427,508	(150,121)	277,387	330,921	(143,410)	187,511
Total	16,422,879	(375,638)	16,047,241	14,127,223	(272,707)	13,854,516

(ii) By maturity:

				Unibanco

	June 30, 2008		March 31, 2008

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,196,983	2,199,742	678,749	679,664
Between 3 months and 1 year	4,683,563	4,651,382	6,355,193	6,338,998
Between 1 and 3 years	4,589,947	4,503,847	3,344,225	3,293,898
Between 3 and 5 years	745,276	738,935	738,591	743,151
Between 5 and 15 years	22,264,423	22,254,832	21,483,787	21,480,947
More than 15 years	1,212,341	1,180,516	8,877	7,478
No stated maturity (1)	235,207	104,635	235,951	112,302
Total	35,927,740	35,633,889	32,845,373	32,656,438

			Unibanco Consolidated

		June 30, 2008		March 31, 2008

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,262,726	2,265,546	750,547	751,435
Between 3 months and 1 year	4,922,178	4,889,376	6,552,460	6,535,723
Between 1 and 3 years	4,796,772	4,711,674	3,571,423	3,522,352
Between 3 and 5 years	898,503	887,302	991,631	993,250
Between 5 and 15 years	1,425,667	1,366,788	1,476,820	1,441,791
More than 15 years	1,655,618	1,615,261	435,679	404,712
No stated maturity (1)	461,415	311,294	348,663	205,253

Total	16,422,879	16,047,241	14,127,223	13,854,516
____________________ (1) Refers to marketable equity securities and mutual funds,

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008

Issuer/Type of investment				Amortized cost

Federal government	299	411	1,734,694	1,665,274
Treasury notes	93	189	1,734,488	1,665,052
Other	206	222	206	222
Brazilian sovereign bonds	864,643	1,030,287	886,130	1,054,499
Bank debt securities	-	-	-	17,229
Eurobonds	-	-	-	17,229
Corporate debt securities	-	17,229	-	4,218
Eurobonds and other	-	17,229	-	4,218
Total	864,942	1,047,927	2,620,824	2,741,220
Fair value	987,505	1,184,462	2,925,275	3,081,682

(ii)By maturity:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008

Maturity				Amortized cost

Less than 3 months	17,971	112,597	17,971	112,597
Between 3 months and 1 year	6,406	8,719	6,706	8,719
Between 1 and 3 years	236,497	261,067	262,371	289,794
Between 3 and 5 years	426,232	253,823	426,232	253,823
Between 5 and 15 years	177,723	411,597	1,204,527	1,410,029
More than 15 years	113	124	707,521	666,258
Total	864,942	1,047,927	2,625,328	2,741,220

(iii) Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, whose notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

					Unibanco

			Amortized	Fairvalue
	Notional value		cost	adjustment	Fair value

	June 30,	March 31,	June 30,	June 30,	June 30,	March 31,
	2008	2008	2008	2008	2008	2008
Futures contracts	145,202,469	129,105,548	-	-	-	-
Purchase	86,853,047	53,409,122	-	-	-	-
Currencies	1,725,772	852,889	-	-	-	-
Interbank interest rate	85,062,952	52,516,504	-	-	-	-
Other	64,323	39,729	-	-	-	-
Sale	58,349,422	75,696,426	-	-	-	-
Currencies	6,205,163	11,444,145	-	-	-	-
Interbank interest rate	52,044,464	64,157,519	-	-	-	-
Other	99,795	94,762	-	-	-	-
Swap contracts	25,801,363	24,608,930	(1,003,844)	188,862	(814,982)	(875,944)
Assets	14,872,788	14,330,235	1,093,734	396,330	1,490,064	1,185,816
Currencies	1,970,119	1,291,140	62,640	6,948	69,588	96,053
Fixed interest rate	1,573,203	3,481,732	96,697	98,077	194,774	381,242
Interbank interest rate	7,927,658	6,596,074	763,483	167,107	930,590	538,626
Other	3,401,808	2,961,289	170,914	124,198	295,112	169,895
Liabilities	10,928,575	10,278,695	(2,097,578)	(207,468)	(2,305,046)	(2,061,760)
Currencies	2,476,023	1,360,127	(250,306)	(60,753)	(311,059)	(194,798)
Fixed interest rate	1,631,019	2,956,079	(40,775)	(81,363)	(122,138)	(1,287,190)
Interbank interest rate	1,759,267	3,183,812	(106,170)	(66,732)	(172,902)	(129,892)
Other	5,062,266	2,778,677	(1,700,327)	1,380	(1,698,947)	(449,880)
Third curve swap contracts	3,791,224	3,792,834	(436,231)	(50,017)	(486,248)	(301,828)
Assets	2,341,391	2,074,549	85,973	(6,870)	79,103	43,744
Currencies	1,236,686	876,821	53,462	(6,324)	47,138	15,854
Fixed interest rate	395,828	480,451	(2)	1,369	1,367	4,529
Interbank interest rate	644,976	564,984	31,912	(2,062)	29,850	21,155
Other	63,901	152,293	601	147	748	2,206
Liabilities	1,449,833	1,718,285	(522,204)	(43,147)	(565,351)	(345,572)
Currencies	641,662	1,244,369	(27,074)	(50,257)	(77,331)	(34,381)
Fixed interest rate	600,247	312,996	(494,127)	7,569	(486,558)	(307,130)
Interbank interest rate	120,666	148,671	(624)	(84)	(708)	(3,872)
Other	87,258	12,249	(379)	(375)	(754)	(189)
Forward contracts	8,259,672	8,593,304	(409,294)	260,911	(148,383)	(12,177)
Assets	4,064,259	5,811,474	2,726,309	66,394	2,792,703	2,780,248
Currencies	612,046	2,784,969	36	8,398	8,434	74,722
Fixed interest rate	3,319,130	2,885,738	2,235,212	(9,142)	2,226,070	2,139,090
Stocks	-	-	360,247	(219)	360,028	376,342
Other	133,083	140,767	130,814	67,357	198,171	190,094
Liabilities	4,195,413	2,781,830	(3,135,603)	194,517	(2,941,086)	(2,792,425)
Currencies	3,408,795	1,918,684	(402,907)	55,464	(347,443)	(225,268)
Fixed interest rate	59,279	437,301	(2,156,889)	127,048	(2,029,841)	(2,025,447)
Stocks	360,247	376,489	(360,247)	15,539	(344,708)	(351,596)
Other	367,092	49,356	(215,560)	(3,534)	(219,094)	(190,114)
Option contracts	450,367,968	448,627,172	(127,672)	(232,180)	(359,852)	(381,493)
Purchased options	245,795,705	241,759,278	1,007,719	192,017	1,199,736	1,051,949
Purchase of purchased options	156,698,195	148,095,782	832,951	78,139	911,090	964,582
Currencies	65,348,296	64,352,940	395,111	(282,525)	112,586	402,648
Interbank interest rate	91,305,039	83,122,300	415,227	365,766	780,993	531,234
Stocks	16,396	22,028	21,252	(4,856)	16,396	22,029
Other	28,464	598,514	1,361	(246)	1,115	8,671
Purchase of sold option	89,097,510	93,663,496	174,768	113,878	288,646	87,367
Currencies	29,169,720	35,212,911	129,866	137,198	267,064	61,159
Interbank interest rate	59,784,780	58,334,485	31,718	(22,618)	9,100	11,039
Stocks	4,021	6,558	4,626	(605)	4,021	6,557
Other	138,989	109,542	8,558	(97)	8,461	8,612
Sale position	204,572,263	206,867,894	(1,135,391)	(424,197)	(1,559,588)	(1,433,442)
Sale of purchased options	111,144,498	101,032,682	(793,322)	(239,162)	(1,032,484)	(1,178,290)
Currencies	41,175,792	46,593,936	(452,238)	342,337	(109,901)	(773,101)
Interbank interest rate	68,243,750	53,835,530	(314,204)	(290,989)	(605,193)	(373,435)
Stocks	1,642,228	25,415	(23,133)	(291,947)	(315,080)	(25,413)
Other	82,728	577,801	(3,747)	1,437	(2,310)	(6,341)
Sale of sold option	93,427,765	105,835,212	(342,069)	(185,035)	(527,104)	(255,152)
Currencies	31,697,851	44,664,275	(241,373)	(252,068)	(493,441)	(230,962)
Interbank interest rate	61,487,659	61,111,491	(79,130)	72,542	(6,588)	(11,760)
Stocks	6,435	1,718	(6,484)	49	(6,435)	(1,718)
Other	235,820	57,728	(15,082)	(5,558)	(20,640)	(10,712)
Other derivative financial
instruments(*)	8,588,409	18,480,738	(81,368)	(159,881)	(241,249)	(22,107)
Assets position	3,351,252	9,380,064	115,525	(56,764)	58,761	189,902
Liabilities position	5,237,157	9,100,674	(196,893)	(103,117)	(300,010)	(212,009)

		Assets	5,029,260	591,107	5,620,367	5,251,659
		Liabilities	(7,087,669)	(583,412)	(7,671,081)	(6,845,208)
		Net effect		7,695
____________________ (*)Include, basically, contracts of Forwards-Non Deliverable Forward (NDFs) and FutureT-Bill,

					Unibanco Consolidated

			Amortized	Fairvalue
	Notional value		cost	adjustment	Fair value

	June 30,	March 31,	June 30,	June 30,	June 30,	March 31,
	2008	2008	2008	2008	2008	2008
Futures contracts	144,439,607	131,425,666	-	-	-	-
Purchase	87,100,394	54,113,039	-	-	-	-
Currencies	1,725,853	853,154	-	-	-	-
Interbank interest rate	85,310,218	53,220,156	-	-	-	-
Other	64,323	39,729	-	-	-	-
Sale	57,339,213	77,312,627	-	-	-	-
Currencies	6,156,856	11,479,397	-	-	-	-
Interbank interest rate	51,082,562	65,738,468	-	-	-	-
Other	99,795	94,762	-	-	-	-
Swap contracts	25,766,663	24,860,898	(982,669)	180,555	(802,114)	(855,589)
Assets	14,901,804	14,531,973	1,109,080	386,068	1,495,148	1,206,913
Currencies	1,970,119	1,291,140	62,640	6,948	69,588	96,053
Fixed interest rate	1,576,787	3,481,732	96,697	87,815	184,512	381,242
Interbank interest rate	7,953,090	6,622,902	778,829	167,107	945,936	552,154
Other	3,401,808	3,136,199	170,914	124,198	295,112	177,464
Liabilities	10,864,859	10,328,925	(2,091,749)	(205,513)	(2,297,262)	(2,062,502)
Currencies	2,476,023	1,360,127	(250,306)	(60,753)	(311,059)	(194,798)
Fixed interest rate	3,555,575	2,956,079	(1,330,366)	(78,022)	(1,408,388)	(1,287,190)
Interbank interest rate	1,536,362	3,234,042	(96,714)	(66,732)	(163,446)	(130,634)
Other	3,296,899	2,778,677	(414,363)	(6)	(414,369)	(449,880)
Third curve swap contracts	3,791,224	3,792,834	(436,231)	(50,017)	(486,248)	(301,828)
Assets	2,341,391	2,074,549	85,973	(6,870)	79,103	43,744
Currencies	1,236,686	876,821	53,462	(6,324)	47,138	15,854
Fixed interest rate	395,828	480,451	(2)	1,369	1,367	4,529
Interbank interest rate	644,976	564,984	31,912	(2,062)	29,850	21,155
Other	63,901	152,293	601	147	748	2,206
Liabilities	1,449,833	1,718,285	(522,204)	(43,147)	(565,351)	(345,572)
Currencies	641,662	1,244,369	(27,074)	(50,257)	(77,331)	(34,381)
Fixed interest rate	600,247	312,996	(494,127)	7,569	(486,558)	(307,130)
Interbank interest rate	120,666	148,671	(624)	(84)	(708)	(3,872)
Other	87,258	12,249	(379)	(375)	(754)	(189)
Forward contracts	6,101,606	6,151,936	(81,121)	135,568	54,447	(80,085)
Assets	1,906,193	3,370,106	903,798	68,697	972,495	737,801
Currencies	612,046	2,784,969	36	8,398	8,434	74,722
Fixed interest rate	1,091,244	369,151	335,948	(5,979)	329,969	18,832
Stocks	69,820	75,219	429,976	(1,079)	428,897	454,153
Other	133,083	140,767	137,838	67,357	205,195	190,094
Liabilities	4,195,413	2,781,830	(984,919)	66,871	(918,048)	(817,886)
Currencies	3,408,795	1,918,684	(402,907)	55,464	(347,443)	(225,268)
Fixed interest rate	59,279	437,301	404	(598)	(194)	(47,748)
Stocks	360,247	376,489	(360,247)	15,539	(344,708)	(354,756)
Other	367,092	49,356	(222,169)	(3,534)	(225,703)	(190,114)
Option contracts	451,170,528	450,536,458	(55,189)	71,470	16,281	(134,284)
Purchased options	248,220,492	243,668,564	1,080,202	495,667	1,575,869	1,299,158
Purchase of purchased options	158,392,905	150,004,985	905,434	381,789	1,287,223	1,211,698
Currencies	65,348,296	64,352,940	395,111	(282,525)	112,586	402,648
Interbank interest rate	91,305,039	83,122,300	415,227	365,766	780,993	531,234
Stocks	1,711,106	1,931,231	93,735	298,794	392,529	269,145
Other	28,464	598,514	1,361	(246)	1,115	8,671
Purchase of sold option	89,827,587	93,663,579	174,768	113,878	288,646	87,460
Currencies	29,169,720	35,212,911	129,866	137,198	267,064	61,159
Interbank interest rate	60,514,857	58,334,568	31,718	(22,618)	9,100	11,122
Stocks	4,021	6,558	4,626	(605)	4,021	6,567
Other	138,989	109,542	8,558	(97)	8,461	8,612
Sale position	202,950,036	206,867,894	(1,135,391)	(424,197)	(1,559,588)	(1,433,442)
Sale of purchased options	109,522,271	101,032,682	(793,322)	(239,162)	(1,032,484)	(1,178,290)
Currencies	41,175,792	46,593,936	(452,238)	47,258	(404,980)	(773,101)
Interbank interest rate	68,243,750	53,835,530	(314,204)	(290,989)	(605,193)	(373,435)
Stocks	20,001	25,415	(23,133)	3,132	(20,001)	(25,413)
Other	82,728	577,801	(3,747)	1,437	(2,310)	(6,341)
Sale of sold option	93,427,765	105,835,212	(342,069)	(185,035)	(527,104)	(255,152)
Currencies	31,697,851	44,664,275	(241,373)	(252,068)	(493,441)	(230,962)
Interbank interest rate	61,487,659	61,111,491	(79,130)	72,542	(6,588)	(11,760)
Stocks	6,435	1,718	(6,484)	49	(6,435)	(1,718)
Other	235,820	57,728	(15,082)	(5,558)	(20,640)	(10,712)
Other derivative financial
instruments(*)	9,488,161	13,239,248	(86,473)	(152,897)	(239,370)	35,440
Assets position	3,351,252	7,617,389	115,525	(56,764)	58,761	177,241
Liabilities position	6,136,909	5,621,859	(201,998)	(96,133)	(298,131)	(141,801)

		Assets	3,294,578	886,798	4,181,376	3,464,857
		Liabilities	(4,936,261)	(702,119)	(5,638,380)	(4,801,203)
		Net effect		184,679
____________________ (*) Include, basically, contracts of Forwards-Non Deliverable Forward (NDFs) and FutureT-Bill,

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

					June 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	71,008,564	56,579,024	14,743,531	2,871,350	145,202,469
Swap contracts	5,118,696	10,614,375	4,175,932	5,892,360	25,801,363
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,622,958	4,607,836	884,685	144,193	8,259,672
Option contracts
Purchased position	95,402,794	142,587,457	7,805,454	-	245,795,705
Sale position	84,959,976	110,624,960	8,987,327	-	204,572,263
Other derivative financial
instruments	5,763,893	2,112,248	597,318	114,950	8,588,409

				Unibanco Consolidated

					June 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	70,621,192	56,589,044	14,223,602	3,005,769	144,439,607
Swap contracts	4,895,790	10,617,032	4,198,707	6,055,134	25,766,663
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,980,638	2,092,090	884,685	144,193	6,101,606
Option contracts
Purchased position	95,402,794	143,390,017	7,805,454	1,622,227	248,220,492
Sale position	84,959,976	110,624,960	7,365,100	-	202,950,036
Other derivative financial
instruments	6,663,645	2,112,248	597,318	114,950	9,488,161

(iii) Nominal value by trade location:

					Unibanco

					June 30, 2008

			Over the
Notional value	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	145,202,469	-	-	-	145,202,469
Swap contracts	5,731,287	11,010,706	9,059,370	-	25,801,363
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	7,899,425	-	360,247	8,259,672
Option contracts
Purchased position	241,854,437	1,535,508	2,379,890	25,870	245,795,705
Sale position	192,813,099	388,409	11,332,911	37,844	204,572,263
Other derivative financial
instruments	-	-	8,579,437	8,972	8,588,409

				Unibanco Consolidated

					June 30, 2008

			Over the
Notional value	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	144,439,607	-	-	-	144,439,607
Swap contracts	5,537,397	11,010,706	9,218,560	-	25,766,663
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	5,382,570	-	719,036	6,101,606
Option contracts
Purchased position	242,584,514	1,535,508	4,074,600	25,870	248,220,492
Sale position	192,813,099	388,409	9,710,684	37,844	202,950,036
Other derivative financial
instruments	-	-	9,479,189	8,972	9,488,161
____________________ (1) CETIP (Clearing House for Custody and Financial Settlement of Securities),

On June 30, 2008 the amounts pledged to guarantee BM&F transactions were R$185,198 in Unibanco and R$233,144 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

					June 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	584,329	275,361	445,157	1,490,064
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	570,494	2,218,209	3,135	865	2,792,703
Option contracts	377,005	718,952	103,779	-	1,199,736
Other derivative financial
instruments	31,001	20,206	7,534	20	58,761
Total	1,194,490	3,579,570	399,884	446,423	5,620,367

Liabilities
Swap contracts	165,885	1,772,453	203,348	163,360	2,305,046
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	651,239	2,217,730	64,934	7,183	2,941,086
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	167,342	117,650	12,132	2,886	300,010
Total	1,696,085	5,079,062	662,131	233,803	7,671,081

				Unibanco Consolidated

					June 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	585,942	289,094	434,895	1,495,148
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	932,341	36,154	3,135	865	972,495
Option contracts	377,005	762,064	103,779	333,021	1,575,869
Other derivative financial
instruments	31,001	20,206	7,534	20	58,761
Total	1,556,337	1,442,240	413,617	769,182	4,181,376

Liabilities
Swap contracts	156,428	1,772,453	203,348	165,033	2,297,262
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	657,848	188,083	64,934	7,183	918,048
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	165,463	117,650	12,132	2,886	298,131
Total	1,691,358	3,049,415	662,131	235,476	5,638,380

(v) Hedge Account

(a) On June 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$25,834,241 (March 31, 2008 – R$23,145,052) in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,287,280 (March 31, 2008 – R$1,492,433) and forward contracts in the amount of R$83,421 (March 31, 2008 – R$68,344), associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on June 30, 2008, a loss net of applicable taxes and losses in the amount of R$134,450 (March 31, 2008 – R$23,446) in Unibanco and in Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of June 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,148,904 (March 31, 2008 – R$2,965,988) in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
By type
Discounted loans and notes	26,330,809	25,616,382	27,870,032	27,084,012
Financing	14,354,329	14,095,646	15,843,046	15,731,072
Agricultural	1,823,484	1,773,110	1,823,484	1,773,110
Real estate loans	2,034,614	1,925,345	2,041,897	1,931,212
C redit card	-	-	6,125,309	5,705,029
Total lending operations	44,543,236	43,410,483	53,703,768	52,224,435

Leasing operations	784,006	871,366	8,533,650	7,446,682
Advances on exchange contracts (1)	1,679,306	1,598,212	1,679,306	1,598,212
Total leasing operations and
advances on exchange contracts	2,463,312	2,469,578	10,212,956	9,044,894

Guarantees honored	667	667	667	667
Other receivables (2)	652,656	658,774	5,073,304	4,883,161
Total other credits	653,323	659,441	5,073,971	4,883,828

Total risk	47,659,871	46,539,502	68,990,695	66,153,157

By maturity
Past-due for more than 15 days (Note 6 (d))	723,128	674,731	2,501,733	2,277,259
Falling due:
Less than 3 months (3)	13,895,489	12,183,966	23,316,296	21,133,781
Between 3 months and 1 year	13,753,094	14,930,164	18,670,224	19,385,354
Between 1 and 3 years	11,362,530	11,154,877	15,375,994	14,704,835
More than 3 years	7,925,630	7,595,764	9,126,448	8,651,928

Total risk	47,659,871	46,539,502	68,990,695	66,153,157
____________________ (1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(c) Components of lending, leasing and other credits by business activity:

				Unibanco

		June 30, 2008	March 31, 2008

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,478,689	7.3	3,615,579	7.8
Food, beverages and tobacco	2,633,503	5.5	2,571,545	5.5
Paper, pulp and wood products	1,220,006	2.6	1,151,267	2.5
Basic metal industries	1,742,155	3.7	1,535,533	3.3
Chemical and pharmaceutical	2,112,630	4.4	1,306,408	2.8
Extractive	1,395,501	2.9	2,281,665	4.9
Production of machines and equipment	1,080,171	2.3	1,009,957	2.2
Automotive industry	744,927	1.6	839,539	1.8
Petroleum	939,269	2.0	872,842	1.9
Textiles, clothing and leather goods	1,467,464	3.1	1,195,533	2.6
Rubber and plastic	347,602	0.7	368,509	0.8
Production of metal goods	323,446	0.7	336,072	0.7
Eletric and electronic	168,786	0.4	229,852	0.5
Electronic and communications equipment	379,553	0.8	381,413	0.8
Other manufacturing industries	68,494	0.1	40,098
Subtotal	18,102,196	38.1	17,735,812	38.1
Retailers
Retail	3,746,072	7.9	3,655,259	7.9
Wholesale	3,052,371	6.4	3,110,627	6.6
Subtotal	6,798,443	14.3	6,765,886	14.5
Financial service
Financial companies	3,678,373	7.7	3,727,316	8.0
Insurance companies and private pension funds	365,355	0.8	451,908	1.0
Subtotal	4,043,728	8.5	4,179,224	9.0
Residential construction loans	727,008	1.5	712,252	1.5
Other services
Transportation	3,191,718	6.7	3,118,062	6.7
Construction	1,175,506	2.5	1,033,587	2.2
Post office and telecommunications	864,522	1.8	886,962	1.9
Real estate services	919,899	1.9	682,616	1.5
Agricultural	445,081	0.9	491,690	1.1
Health and social services	439,233	0.9	282,472	0.6
Lodging and catering services	92,841	0.2	151,418	0.3
Association activities	204,038	0.4	219,190	0.5
Cultural, sports and leisure activities	79,335	0.2	75,242	0.2
Education	151,225	0.3	88,848	0.2
Other services	1,406,257	2.9	1,337,141	2.8
Subtotal	8,969,655	18.7	8,367,228	18.0
Agriculture, livestock, forestry
and fishing	1,334,103	2.8	1,306,120	2.8
Individual
Consumer loans	5,821,256	12.2	5,720,609	12.3
Residential mortgage loans	1,329,277	2.8	1,238,016	2.7
Lease financing	44,824	0.1	47,365	0.1
Other	489,381	1.0	466,990	1.0
Subtotal	7,684,738	16.1	7,472,980	16.1
Total	47,659,871	100.0	46,539,502	100.0

			Unibanco Consolidated

	June 30, 2008		March 31, 2008

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,567,835	5.2	3,709,270	5.6
Food, beverages and tobacco	2,742,579	4.0	2,667,164	4.0
Paper, pulp and wood products	1,275,798	1.8	1,203,309	1.8
Basic metal industries	1,790,974	2.6	1,583,204	2.4
Chemical and pharmaceutical	2,167,003	3.1	1,341,301	2.0
Extractive	1,461,528	2.1	2,360,019	3.6
Production of machines and equipment	1,116,883	1.6	1,043,929	1.6
Automotive industry	766,803	1.1	863,622	1.3
Petroleum	994,480	1.4	926,150	1.4
Textiles, clothing and leather goods	1,522,582	2.2	1,254,888	1.9
Rubber and plastic	370,829	0.5	392,208	0.6
Production of metal goods	343,981	0.5	352,162	0.5
Eletric and electronic	177,967	0.3	240,868	0.4
Electronic and communications equipment	391,663	0.6	393,131	0.6
Other manufacturing industries	71,045	0.1	42,034	0.1
Subtotal	18,761,950	27.1	18,373,259	27.8
Retailers
Retail	4,023,264	5.8	3,925,302	5.9
Wholesale	3,268,546	4.8	3,322,059	5.0
Subtotal	7,291,810	10.6	7,247,361	10.9
Financial service
Financial companies	3,819,377	5.6	3,812,924	5.8
Insurance companies and private pension funds	365,897	0.5	452,357	0.7
Subtotal	4,185,274	6.1	4,265,281	6.5
Residential construction loans	740,262	1.1	726,502	1.1
Other services
Transportation	4,342,799	6.3	4,155,188	6.3
Construction	1,302,457	1.9	1,146,486	1.7
Post office and telecommunications	891,646	1.3	914,156	1.4
Real estate services	1,038,434	1.5	782,119	1.2
Agricultural	472,553	0.7	524,325	0.8
Health and social services	496,558	0.7	330,366	0.5
Lodging and catering services	186,721	0.3	180,179	0.3
Association activities	235,377	0.3	240,844	0.4
Cultural, sports and leisure activities	91,149	0.1	85,600	0.1
Education	118,893	0.2	112,762	0.2
Other services	1,847,591	2.7	1,749,994	2.6
Subtotal	11,024,178	16.0	10,222,019	15.5
Agriculture, livestock, forestry
and fishing	1,334,103	1.9	1,306,120	2.0
Individual
Consumer loans	8,534,074	12.4	8,296,688	12.5
Credit card	9,326,372	13.5	8,885,795	13.4
Lease financing	5,965,209	8.6	5,117,599	7.7
Residential mortgage loans	1,338,082	2.0	1,245,543	1.9
Other	489,381	0.7	466,990	0.7
Subtotal	25,653,118	37.2	24,012,615	36.2
Total	68,990,695	100.0	66,153,157	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

		June 30, 2008		March 31, 2008

Largest clients	Value	% total	Value	% total
10 largest clients	5,044,528	10.6	5,546,249	11.9
50 next largest clients	7,751,385	16.3	7,651,892	16.4
100 next largest clients	6,419,055	13.5	6,165,638	13.3
Other clients	28,444,903	59.6	27,175,723	58.4
Total	47,659,871	100.0	46,539,502	100.0

			Unibanco Consolidated

		June 30, 2008		March 31, 2008

Largest clients	Value	% total	Value	% total
10 largest clients	5,044,528	7.3	5,546,249	8.4
50 next largest clients	7,751,385	11.2	7,651,892	11.6
100 next largest clients	6,419,055	9.3	6,165,638	9.3
Other clients	49,775,727	72.2	46,789,378	70.7
Total	68,990,695	100.0	66,153,157	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Unibanco

						June 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,881,789	-	-	22,881,789	48.0	20,951
A	0.5	18,265,207	-	-	18,265,207	38.3	98,189
B	1.0	4,054,657	197,640	72,963	4,325,260	9.1	54,925
C	3.0	656,737	203,348	70,734	930,819	2.0	31,351
D	10.0	109,498	111,668	56,133	277,299	0.6	222,685
E	30.0	39,593	71,531	45,680	156,804	0.3	156,804
F	50.0	20,932	62,211	57,510	140,653	0.3	140,653
G	70.0	9,754	45,895	49,422	105,071	0.2	105,071
H	100.0	39,655	166,628	370,686	576,969	1.2	576,969
Total		46,077,822	858,921	723,128	47,659,871	100.0	1,407,598
% of total risk							3.0%

							Unibanco

						March 31, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,425,255	-	-	22,425,255	48.2	20,713
A	0.5	17,889,574	-	-	17,889,574	38.4	96,312
B	1.0	3,710,260	241,596	67,054	4,018,910	8.6	50,891
C	3.0	692,550	200,723	85,441	978,714	2.1	32,919
D	10.0	103,723	117,684	57,636	279,043	0.6	273,539
E	30.0	83,777	74,938	49,519	208,234	0.4	208,234
F	50.0	15,939	53,297	42,995	112,231	0.2	112,231
G	70.0	8,803	46,822	45,846	101,471	0.2	101,471
H	100.0	43,281	156,549	326,240	526,070	1.1	526,070
Total		44,973,162	891,609	674,731	46,539,502	100.0	1,422,380
% of total risk							3.1%

						Unibanco Consolidated

						June 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	28,707,553	-	-	28,707,553	41.7	20,951
A	0.5	29,850,636	-	-	29,850,636	43.3	156,222
B	1.0	5,007,062	466,112	278,392	5,751,566	8.3	84,444
C	3.0	748,437	440,815	277,491	1,466,743	2.1	47,440
D	10.0	166,399	222,994	254,077	643,470	0.9	432,535
E	30.0	86,008	129,202	218,844	434,054	0.6	402,033
F	50.0	52,922	115,351	230,166	398,439	0.6	388,797
G	70.0	34,875	83,662	212,066	330,603	0.5	328,370
H	100.0	101,373	275,561	1,030,697	1,407,631	2.0	1,407,631
Total		64,755,265	1,733,697	2,501,733	68,990,695	100.0	3,268,423
% of total risk							4.7%

						Unibanco Consolidated

						March 31. 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	27,989,366	-	-	27,989,366	42.3	20,713
A	0.5	28,263,152	-	-	28,263,152	42.7	149,633
B	1.0	4,687,917	482,817	269,236	5,439,970	8.2	79,586
C	3.0	777,103	428,982	305,046	1,511,131	2.3	70,793
D	10.0	154,777	222,213	249,983	626,973	0.9	446,592
E	30.0	125,842	128,970	188,057	442,869	0.7	413,640
F	50.0	53,704	90,325	164,509	308,538	0.5	302,478
G	70.0	32,606	74,625	157,469	264,700	0.4	261,323
H	100.0	110,869	252,630	942,959	1,306,458	2.0	1,306,458
Total		62,195,336	1,680,562	2,277,259	66,153,157	100.0	3,051,216
% of total risk							4.6%
____________________ (1) Include past-due for more than 15 days,

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$632,312 (March 31, 2008 - R$620,984) in Unibanco and R$1,054,126 (March 31, 2008 - R$1,001,383) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

		Unibanco	Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2008	30, 2008	30, 2008	30, 2008
Balance at the beginning of the period	1,422,380	1,456,497	3,051,216	2,993,675
Increases	202,811	409,927	715,593	1,345,552
Loan charge-offs	(217,593)	(458,826)	(498,386)	(1,070,804)
Balance at the end of the period	1,407,598	1,407,598	3,268,423	3,268,423

Loan recoveries (1)	52,691	88,613	84,364	151,937
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Assets - Other credits
Unsettled exchange purchases	4,864,796	3,743,837	4,864,796	3,743,837
Rights on foreign exchange sold	3,193,936	1,571,848	3,193,936	1,571,848
(-) Received advances	(99,732)	(156,342)	(99,732)	(156,342)
Income receivable from advances on exchange contracts	22,799	28,216	22,799	28,216
Total	7,981,799	5,187,559	7,981,799	5,187,559

Liabilities - Other liabilities
Unsettled exchange sales	3,257,887	1,740,951	3,257,887	1,740,951
Obligations for foreign exchange purchased	4,964,627	3,612,852	4,964,627	3,612,852
(-) Advances on exchange contracts	(1,679,306)	(1,598,212)	(1,679,306)	(1,598,212)
Other	191	379	191	379
Total	6,543,399	3,755,970	6,543,399	3,755,970

Off-balance sheet
Import credits outstanding	650,199	597,384	665,751	612,961
C onfirmed export credits	12,878	14,821	12,878	14,821

(b) Statement of income

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2008	30, 2008	30, 2008	30, 2008
Income from foreign exchange transactions	959,100	2,246,943	1,237,943	1,797,225
Expenses from foreign exchange transactions	(1,176,825)	(2,403,591)	(1,206,685)	(1,637,942)
Net gain on foreign exchange transactions	(217,725)	(156,648)	31,258	159,283

	Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2008	30, 2008	30, 2008	30, 2008
Income from foreign exchange transactions	1,034,333	2,452,783	1,317,177	1,906,914
Expenses from foreign exchange transactions	(1,250,009)	(2,607,144)	(1,283,245)	(1,743,958)
Net gain on foreign exchange transactions	(215,676)	(154,361)	33,932	162,956

8. Other Credits – Sundry

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Escrow deposits for civil and labor suits (1)	608,321	686,655	1,762,041	1,820,964
Notes and credits receivable	623,130	623,628	643,707	653,732
Accounts receivable from temporary special administration regime	246,841	253,932	246,841	253,932
Salary advances and other	127,044	96,420	202,572	112,458
Receivables from purchase of assets	6,728	6,930	30,581	33,142
Payments to reimburse	73,173	69,600	82,659	79,180
Sundry debtors - abroad	572	7,974	17,407	25,436
Receivables from affiliated companies	-	819,392	-	-
Other credits without aspects of underwriting	74,612	72,267	118,268	95,231
Other	112,218	121,569	348,971	459,304
Total	1,872,639	2,758,367	3,453,047	3,533,379
Current	768,114	1,604,675	1,108,868	1,120,741
Long-term	1,104,525	1,153,692	2,344,179	2,412,638
____________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Commissions and expenses on debt placements	57,373	54,602	57,450	54,728
Commissions on debt products	533,726	460,333	552,847	680,417
Exclusiving contracts for banking services	300,820	294,822	557,328	555,377
Advance of private pensions sponsor contributions	199,671	200,070	206,849	207,385
Others	46,732	56,167	77,194	88,791
Total	1,138,322	1,065,994	1,451,668	1,586,698
Current	374,084	427,618	467,466	635,911
Long-term	764,238	638,376	984,202	950,787

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	June 30, 2008		March 31, 2008

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	6,557,329	10,438,612	7,398,144	12,939,977
Long-term assets	5,313,506	8,458,570	2,526,100	4,418,518
Permanent assets	68,217	108,594	68,138	119,180
Total assets	11,939,052	19,005,776	9,992,382	17,477,675

Current liabilities	8,069,663	12,846,096	6,610,813	11,562,973
Long-term liabilities	3,217,878	5,122,540	2,768,268	4,841,977
Deferred income	8,203	13,058	9,581	16,759
Branch equity	643,308	1,024,082	603,720	1,055,966
Total liabilities	11,939,052	19,005,776	9,992,382	17,477,675

	Quarter ended June 30,		Six-month ended June 30,

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Net income for the period (2008)	31,709	50,478	123,242	196,189
Net income for the period (2007)	(4,367)	(10,828)	15,081	29,049

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch and subsidiary companies’ exchange losses in the amount of R$340,038 (Six-month ended June 30, 2008 – R$381,529) and R$189,755 (six-month ended June 30, 2008 - R$361,506), were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

								Adjusted net income		Equity in results adjustments

	Number of shares							Quarter	Six-month	Quarter	Six-month
	or quotas (in thousands)		Percentage holding (%)		Adjusted	Investment amount		ended	ended	ended	ended

	direct and indirect			Unibanco	stockholders	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,

	Common	Preferred	Unibanco	Consolidated	equity	2008	2008	2008	2008	2008	2008
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	819,143	-	99.999	99.999	8,263,450	8,263,450	6,620,894	237,467	403,100	237,467	403,100
Unipart Participações Internacionais Ltd.	6,438	-	100.000	100.000	3,310,590	3,310,590	2,581,774	17,813	(109,049)	17,813	(109,049)
Banco Fininvest S.A.	8	2	99.991	100.000	1,575,865	1,575,865	1,581,681	(1,536)	18,022	(1,536)	18,022
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	1,992,355	1,992,355	1,956,627	69,418	142,979	69,682	143,243
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,661,174	828,961	803,366	92,102	184,159	45,584	91,462
Banco Dibens S.A.	20,085,509	-	99.999	100.000	511,177	511,177	500,221	10,679	16,871	10,955	17,147
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	463,254	463,254	469,032	(2,349)	14,455	(2,349)	14,455
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	304,640	302,649	295,147	7,020	15,641	7,108	15,729
Interbanco S.A.	1,491,816	-	99.996	99.999	185,609	185,609	197,780	22,796	41,667	22,796	41,667
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	175,689	175,689	180,831	(5,230)	390	(5,053)	567
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	87,142	43,570	44,284	9,198	10,568	4,599	5,284
Other						533,960	523,469			54,408	104,569

Jointly controlled companies
Maxfácil Participações	11	-	49.986	49.986	192,108	96,027	94,268	3,518	6,712	1,758	3,355
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	49.997	139,502	69,751	73,899	(4,028)	4,357	(1,969)	2,223
Companhia Hiportecária Unibanco - Rodobens	6,055	-	50.000	50.000	24,634	12,317	11,614	1,317	2,608	702	1,348
Other						32,951	31,746			1,281	4,246
Total						18,400,669	15,966,633

Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	-	87,142	43,570	44,284	9,198	10,568	4,599	5,284
BIU Participações S.A.	225	-	24.492	-	166,254	40,719	51,834	4,145	16,267	1,015	3,984
Other					-	13,211	236,780	-	-	50	783
Total						97,500	332,898			5,664	10,051

					Adjusted net income

					Quarter	Six-month
	Number of shares or quotas		Percentage	Adjusted	ended	ended
Main direct. indirect and jo intly controlled	(in thousands)		holding	stockholders	June 30.	June 30.

subsidiary companies invested by:	Common	Preferred	(%)	equity	2008	2008
Unipart Participações Internacionais Ltd,
Hipercard Banco Múltiplo S,A,	95,738	-	19.293	877,544	22,862	54,445
Unibanco Cayman Bank Ltd,	26,340	-	100.000	571,464	35,233	(64,506)
Unibanco União de Bancos Brasileiros (Luxembourg) S,A,	200	-	99.999	136,178	2,884	5,317
Unicorp Bank & Trust Ltd,	1,750	3,250	100.000	38,024	12,230	21,210

Unibanco AIG Seguros S,A,
Unibanco AIG Vida e Previdência S,A,	39,565	-	99.999	319,349	16,394	31,012
Unibanco AIG Saúde Seguradora S,A,	23,995	-	99.999	63,323	3,780	7,210
UA SEG Seguros S,A,	14,400	-	99.999	16,623	242	497

Banco Fininvest S,A,
Luizacred S,A, Sociedade de Crédito. Financiamento e Inves	172	172	49.999	88,138	(19,289)	(19,632)

Unicard Banco Múltiplo S,A,
Hipercard Banco Múltiplo S,A,	298,819	5,940	61.414	877,544	22,862	54,445

Dibens Leasing S,A, - Arrendamento Mercantil
Unibanco Participações Societárias S,A,	8,883	6,218	51.000	3,264,989	121,315	176,813
Redecard S,A	156,201	-	23.211	1,033,883	256,073	534,699
Fininvest Negócios de Varejo Ltda,	61,087,133	-	50.996	1,282,533	75,789	85,316
____________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) The Extraordinary Shareholders’ Meetings held in February 2008, approved the increase in capital, in the amount of R$3,000,001, represented by 306,764,252 common shares. The Brazilian Central Bank approved the increase in the capital in March 2008, being paid totally.

(3) In March 2008, represented principally by an investment in IRB Brasil Resseguros, reclassified to “other investments”.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized

	June 30,	March 31,
	2008	2008
Hipercard	55,296	76,031
Maxfácil	54,156	58,432
Other	58,703	76,234
Total	168,155	210,697

	Amortization

	Quarter ended	Six-month	Quarter ended	Six-month
	June 30,	ended June 30,	June 30,	ended June 30,
	2008	2008	2007	2007
Hipercard	20,736	41,472	20,736	41,472
Hipercard Investimentos (1)	-	-	8,958	17,916
Maxfácil	4,276	8,551	4,275	8,551
Other	17,529	26,215	11,274	23,790
Total	42,541	76,238	45,243	91,729
____________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) The resources from real estate, mortgage, credit and similar

(i) The real estate notes in the amount of R$986,194 (March 31, 2008 - R$462,166) are restated, being paid up to 92% of interbank interest rate and maturing up to July 2012.

(ii) The agribusiness credit bills in the amount of R$2,005,023 (March 31, 2008 - R$1,831,007) are restarted, being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b) Resources from debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to January 2023.

Debentures pledged schedules are restated, bearing interest up to 106 % of interbank interest rate and fixed interest rate up to 14.2% with maturity up to January 2020.

(c) Securities abroad – Euronotes

		Unibanco		Unibanco Consolidated

		June 30,	March 31,	June 30,	March 31,
Maturity	Currency	2008	2008	2008	2008
Less than 3 months	US$	369,718	256,637	271,510	176,786
	EUR	10,790	5,771	10,790	5,771
	R$	106,041	84,170	106,041	84,170
		486,549	346,578	388,341	266,727
From 3 to 12 months	US$	471,099	244,763	463,987	237,243
	EUR	12,323	2,155	12,323	2,155
	R$	117,969	79,168	117,969	79,168
	YEN	269,267	314,375	269,267	314,375
		870,658	640,461	863,546	632,941
From 1 to 3 years	US$	62,572	74,001	52,016	56,781
	R$	185,816	183,095	185,816	183,095
		248,388	257,096	237,832	239,876
From 3 to 5 years	US$	11,989	9,171	2,893	-
		11,989	9,171	2,893	-
From 5 to 15 years	US$	41,757	3,187,386	34,486	5,664
	R$	1,776	-	1,776	-
		43,533	3,187,386	36,262	5,664
Total		1,661,117	4,440,692	1,528,874	1,145,208

The average interest of issues in foreign currency was 5.17% (March 31, 2008 - 8.36%) per annum in Unibanco and 4.83% (March 31, 2008 - 4.69%) per annum in Unibanco Consolidated.

(d) The other issues totaled R$13,915 (March 31, 2008- R$15,353) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% (March 31, 2008 - 5.30%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.30% (March 31, 2008 - 4.83%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Based on Deliberation CVM nº 489, the tax claims which are considered legal liabilities, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On June 30, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,925,886 (March 31, 2008 – R$1,861,887) in Unibanco and R$3,143,715 (March 31, 2008 – R$2,900,365) in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,397,449 (March 31, 2008 – R$1,290,709) in Unibanco and R$1,879,263 (March 31, 2008 – R$1,730,703) in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$297,265 (March 31, 2008 – R$295,689) in Unibanco and R$385,244 (March 31, 2008 – R$383,591) in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$230,663 (March 31, 2008 – R$142,626) in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,075,650 (March 31, 2008 – R$942,007) in Unibanco Consolidated. These suits include disputes regarding:

(i) Collection of CPMF on leasing transactions in the amount of R$162,182 (March 31, 2008 - R$157,953);
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$157,049 (March 31, 2008 - R$155,931);
(iii) Deductibility of losses on credits receivables in the amount of R$122,228 (March 31, 2008 - R$150,316);
(iv) Social security contribution on non remunerated earnings in the amount of R$99,638 (March 31, 2008 - R$97,937);
(v) Profit from foreign country taxation criteria in the amount of R$96,249 (March 31, 2008 - R$75,633);
(vi) Tax losses deduction of affiliated companies without 30% restriction of R$66,794;
(vii) Rejection of compensation request – R$38,892 (March 31, 2008 – R$38,614); and
(viii)ISS taxation on leasing operations in the amount of R$22,504 (March 31, 2008 - R$20,948).

Provisions recorded and their movements in the quarter ended June 30, 2008, are as follows:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
Balance sheet	2008	2008	2008	2008
Tax litigation (1)	1,925,886	1,861,887	3,143,715	2,900,366
Labor litigation (2)	540,568	520,699	772,180	762,460
C ivil litigation (2)	328,474	412,731	497,295	596,237
Total	2,794,928	2,795,317	4,413,190	4,259,063
____________________
(1) Recorded in Other Liabilities - Provision for tax contingencies
(2) Recorded in Other Liabilities - Sundry (Note 15 (c))

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Movements in the period	2008	2008	2008	2008
Balance at the beginning of the period	2,795,317	2,681,196	4,259,063	4,091,918
Increases	205,747	356,415	418,082	645,688
Releases	(78,140)	(95,920)	(120,898)	(140,311)
Interest/Monetary adjustment	33,275	64,476	41,528	91,162
Payments	(161,271)	(211,239)	(184,585)	(275,267)
Balance at the end of the period	2,794,928	2,794,928	4,413,190	4,413,190

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirem ent Plans		A nnuity Products		Total

	June 30 ,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	200 8	2008	2 008	2008	2008	200 8	2008	2 008
Provision for unearned premiums	1,034,494	1,169,484	-	-	-	-	1,034,494	1,169,484
Loss Provision IB NR (The provision for claims incurred but not yet reported)	259,954	261,342	1,801	1,693	-	-	261,755	263,035
Mathematical provision benefits to be granted	631,084	642,773	7,711,395	7,178,571	-	-	8,342,479	7,821,344
Mathematical provision for benefits granted	5,243	4,964	460,565	444,135	-	-	465,808	449,099
Unsettled claims	516,487	521,752	14,235	12,741	-	-	530,722	534,493
Provision for draws and redemptions	-	-	-	-	811,476	792,425	811,476	792,425
Other provisions	8,167	8,554	275,086	254,547	21,103	16,236	304,356	279,337
Total of technical provisions	2,455,429	2,608,869	8,463,082	7,891,687	832,579	808,661	11,751,090	11,309,217
Short-term	2,455,359	2,608,795	7,848,697	7,198,006	832,579	808,661	11,136,635	10,615,462
Long-term	70	74	614,3 85	693,681	-	-	614,455	693,755

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	June 30,	March 31,	June 30,	March 31,
	Issue	Maturity	per annum	2008	2008	2008	2008
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	319,424	357,416	303,748	345,432
Line of credit (2)	December 2004	December 2009	4.74%	239,026	267,353	239,026	267,353
Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Indeterminated	8.70%	807,876	887,654	807,876	887,654
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	523,922	509,530	523,922	509,529
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	77,026	74,933	77,026	74,933
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0,47%	593,756	577,271	593,756	577,271
Subordinated time deposits (7)	May 2007	May 2012	103,9% of CDI	1,591,320	1,547,285	1,591,320	1,547,285
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0,38%	468,959	456,045	468,959	456,045
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0,38%	220,570	214,496	220,570	214,496
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0,46%	55,182	53,652	55,182	53,652
Subordinated time deposits (7)	October 2007	October 2012	IGPM + 7,33%	332,140	316,641	332,140	316,641
Subordinated time deposits (7)	October 2007	October 2012	103,8% of CDI	100,620	97,838	100,620	97,838
Subordinated time deposits (7)	October 2007	October 2014	IGPM + 7,35%	37,910	36,138	37,910	36,138
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0,45%	486,209	472,738	486,209	472,738
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0,60%	10,650	10,351	10,650	10,351
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0,60%	855,119	831,119	855,119	831,119
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	106.5% of CDI	49,261	-	49,262	-
Total				6,768,970	6,710,460	6,753,295	6,698,475
Short-term				13,210	25,689	13,159	25,434
Long-term				6,755,761	6,684,771	6,740,136	6,673,041
____________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Sale of rights of receipt of future flow of payment orders abroad (1)	1,686,614	1,526,701	1,686,614	1,526,701
Provision for labor and civil litigation (Note 14)	869,042	933,430	1,269,475	1,358,698
Payable related to insurance companies	-	-	598,820	631,044
Provisions for payroll and administrative expenses	522,559	435,013	958,339	712,656
Official convenants liabilities	106,844	-	106,844	-
Credit on the release of real estate financing	160,255	174,245	160,255	174,245
Other	377,761	278,503	852,130	794,106
Total	3,723,075	3,347,892	5,632,477	5,197,450
Short-term	1,216,694	959,589	2,608,769	2,269,639
Long-term	2,506,381	2,388,303	3,023,708	2,927,811
____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,059,497 (March 31, 2008 - US$872,849 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new company name of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended June 30, 2008, the company sponsor contributions totaled R$8,061 (Six-month ended June 30, 2008 - R$19,189) in Unibanco and R$8,500 (Six-month ended June 30, 2008 - R$20,814) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to June 30, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit ( R$ )				Quantity

N º	Date	until	period until	( IPCA )	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	556,400	-	3,600
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	240,000	206,000	-
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,762,602	1,244,000	457,398
16th	3rd quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	2,677,727	2,073,987	1,474,286
17th to 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th to 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	400,000	120,000	80,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	674,826	2	337,412
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,809	1,560,000	313,336	20,000	1,226,664
27th	1st quarter 2005	02.01.2010	01.31.2011	9,180	8,440,000	1,983,926	1,339,996	5,116,078
28th	2nd quarter 2005	05.03.2010	05.02.2011	10,754	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	11,646	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08.30.2011	08.29.2012	Up to 17,016	630,000	-	280,000	350,000
34th to 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 19,387	500,000	-	-	500,000
36th	2nd quarter 2008	05.14.2013	05.13.2014	24,090	120,000	-	-	120,000
Total					37,352,240	16,985,758	10, 541,044	9,825,438

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise	Quantity

Date	shareholders	period until	Granted	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	1,226,808
1st quarter 2008	53	03.03.2013	1,579,552	1,579,552
TOTAL	104		2,806,360	2,806,360

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2008			March 31, 2008

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,281,562,478	14,876,994	1,296,439,472	1,296,439,472
Total	2,792,878,814	14,876,994	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights, aren´t convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2008, the market value of Units is R$20.44.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs). Each GDS, that represents 10 (ten) Units currently, will represent 2 (two) Units. This change is pending on the approval of Brazilian Securities Comission. As far as CVM doesn’t approve it, GDS’s Units keep being traded as 10 (ten) Units.

The Extraordinary Shareholder’s Meeting held in July 16, 2008, approved the capital increase in the amount of R$3,000,000 through partial take over of income reserves (reserve applied to secure suitable operating margin to Company), represented by 280,775,580 bonus shares issued to stockholders, being 151,131,633 common shares and 129,643,947 preferred shares, in proportion to 1 per 10 owned shares. These alterations depend on approbation by Brazilian Central Bank.

The interest on unit cost was R$10.685451 to bonus shares and R$21.299488 to Units, in accordance with 1st paragraph of article 25 from Federal Internal Revenue Department normative instruction nº 25/2001.

The treasury stock will be bonus under Brazilian Securities Commission (CVM) authorization, in accordance with the information acquired to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of shares in transit on the base date, (i) the number of shares to be issued following the share dividend, (ii) the new number of shares that will comprise their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be adjusted to share number issued effectually, being realized to stockholders by market release.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first half of 2008, R$585,778 of interest on own capital, to be paid to stockholders, was accrued. The interest on own capital was calculated in accordance with article 9º of Law nº 9,249/95 with tax benefit of R$212,433. From this amount, R$578,451 were approved and realized until July 31, 2008, being the gross amount of R$0.1981 (R$0.1684 net of applicable tax) per common share and R$0.2180 (R$0.1853 net of applicable tax) per preferred share. The amounts, net of applicable tax, will be included in the calculation of the minimum mandatory dividend of the year.

The Units had interested on capital of R$0.3886 (R$0.3303 net of applicable tax) being R$0.1706 (R$0.1450 net of applicable tax) from Unibanco Holdings and R$0.2180 (R$0.1853 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$3.8862 (R$3.3033 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	June 30,	March 31,
	2008	2008
Legal reserve	817,799	742,925
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital stock	3,856,995	3,043,522
ii) Special dividends reserve	63,898	63,898
Total	4,738,692	3,850,345

(e) Treasury stock

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The quantity of stock to be acquired should not be more than 20,000,000 preferred shares issued by Unibanco and 20,000,000 preferred shares issued by Unibanco Holdings. The acquisitions will be realized exclusively under the form of Units, traded in Brazilian market (BOVESPA: UBBR11). The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Board of Directors.

In the repurchase program shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the quarter ended June 30, 2008, in accordance with the repurchase program and Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

	June 30, 2008		March 31, 2008

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	13,667,294	141,736	13,549,348	136,693
Conversion of own stocks	604,850	6,274	58,973	492
Sale of own stocks	(1,560,558)	(17,160)	(3,134,571)	(30,903)
Repurchase	2,165,408	23,985	3,193,544	35,454
Balance at the end of the quarter	14,876,994	154,835	13,667,294	141,736

The average cost was R$22.27 per repurchased Units, and the minimum and maximum price per share were R$20.18 and R$25.29, respectively.

(f) Changes in stockholders’ equity

	Quarter ended	Six-month ended
	June 30 , 2008	June 30, 2008
Balance at the beginning of the period	12,208,914	11,837,304
Purchase, sale of own stocks	(13,099)	(18,142)
Revenue reserves realization	(23,353)	(46,996)
Capital reserves realization	468	468
Fair value adjustments - marketable securities and derivatives, net ofapplicable tax	64,828	14,190
Revaluation reserve	(1,856)	(1,877)
Net income for the period	756,782	1,497,477
Interest on own capital proposed	(296,038)	(585,778)
Balance at the end of the period	12,696,646	12,696,646

18. Revenues from services rendering

The charges from services rendered collecting was regulated by National Monetary Council Resolution nº 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this Resolution since 2007 for the purpose of better comparability.

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Current account	196,222	394,210	179,921	359,795
Credit cards	101,892	202,996	64,847	130,798
Receiving services	83,905	164,648	96,755	205,625
Funds and third-party resources management	54,865	109,565	55,096	113,086
Brokering and structured operations	10,013	26,398	43,187	51,497
Other charges and comission	26,786	67,339	49,935	173,354
Total	473,683	965,156	489,741	1,034,155

	Unibanco consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Current account	195,439	394,487	180,654	359,982
Credit cards	252,459	509,435	234,908	446,055
Credit portfolio and warranties rendered	113,428	240,224	81,172	158,128
Receiving services	84,035	164,250	98,248	199,439
Funds and third-party resources management	80,612	157,636	89,259	166,999
Brokering and structured operations	59,960	93,883	58,204	82,584
Other charges and comission	79,189	168,927	109,836	246,178
Subtotal	865,122	1,728,842	852,281	1,659,365
Redecard	51,635	101,547	57,480	119,258
Total	916,757	1,830,389	909,761	1,778,623

19. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Dividends/retained earnings received from other investments	10,010	10,049	(867)	82
Revenues from recovery charges and expenses	2,005	8,198	1,689	1,689
Contractual fire/Break of contract	20,293	20,293	-	-
Indemnity from correspondent banks and collections	2,128	2,128	-	-
Other	32,945	58,597	(12,118)	1,639
Total	67,381	99,265	(11,296)	3,410

	Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Dividends/retained earnings received from other investments	14,457	14,547	631	2,933
Income System Fácil - Tamboré	4,843	7,071	3,471	8,306
Revenues from recovery charges and expenses	3,896	11,338	9,063	10,012
Other income - Redecard	5,210	10,174	6,336	32,693
Operating income from insurance companies	4,543	9,344	4,038	7,958
Contractual fire/Break of contract	19,243	32,364	-	3,588
Indemnity from correspondent banks and collections	24,825	24,825	-	-
Other	44,544	80,103	3,994	29,813
Total	121,561	189,766	27,533	95,303

(b) Other operating expenses

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Provision for labor and civil litigations	95,666	182,175	22,114	114,862
Correspondent banks and commision expenses	28,006	57,086	15,629	27,636
Operating losses	23,778	48,349	-	23,074
Amortization of goodwill on subsidiaries acquired	5,394	10,788	5,394	10,788
Expense related to checks and billing, net	30,895	60,223	40,910	83,964
Bonus, C PMF and bank preference	9,648	23,367	11,370	23,592
Reference file informations	6,349	12,261	5,321	11,208
Other	66,187	93,328	59,374	168,379
Total	265,923	487,577	160,112	463,503

	Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Provision for labor and civil litigations	117,517	238,068	151,922	283,736
Correspondent banks and commision expenses	58,893	121,513	32,635	57,546
Credit card, payments and extracts expenses	40,649	87,032	16,221	30,412
Operating losses	55,470	100,607	8,528	46,943
Amortization of goodwill on subsidiaries acquired	42,541	76,238	45,243	91,729
Expense related to checks and billing, net	30,885	60,202	62,209	83,924
Bonus, C PMF and bank preference	9,648	23,367	11,370	23,592
Reference file informations	13,420	26,455	12,375	24,043
Other	107,243	151,935	41,465	47,579
Total	476,266	885,417	381,968	689,504

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

	Unibanco

	March 31,			June 30,
	2008	Increase	Realization	2008
Allowance for credit losses	493,553	68,043	92,607	468,989
Other provisions not currently deductible	1,185,712	365,683	243,884	1,307,511
Tax loss and negative basis of social contribution carry-forwards	29,235	-	29,235	-
Social contribution carry-forwards (Provisional Measure 2158-35)	243,587	-	20,763	222,824
Subtotal	1,952,087	433,726	386,489	1,999,324
Adjustment at fair value of marketable securities available for sale and derivative
financial instruments	56,199	-	25,818	30,381
Net deferred tax assets	2,008,286	433,726	412,307	2,029,705
Deferred tax assets	2,008,286			2,029,705

	Unibanco

	December 31,			June 30,
	2007	Increase	Realization	2008
Allowance for credit losses	448,365	183,599	162,975	468,989
Other provisions not currently deductible	1,045,206	804,830	542,525	1,307,511
Tax loss and negative basis of social contribution carry-forwards	76,018	-	76,018	-
Social contribution carry-forwards (Provisional Measure 2158-35)	256,102	-	33,278	222,824
Subtotal	1,825,691	988,429	814,796	1,999,324
Adjustment at fair value of marketable securities available for sale and derivative
financial instruments	32,443	-	2,062	30,381
Net deferred tax assets	1,858,134	988,429	816,858	2,029,705
Deferred tax assets	1,858,134	-	-	2,029,705

	Unibanco Consolidated

	March 31,			June 30,
	2008	Increase	Realization	2008
Allowance for credit losses	956,527	160,188	120,875	995,840
Other provisions not currently deductible	1,823,309	491,745	291,155	2,023,899
Tax loss and negative basis of social contribution carry-forwards	433,783	107,430	60,378	480,835
Social contribution carry-forwards (Provisional Measure 2158-35)	408,029	-	31,483	376,546
Subtotal	3,621,648	759,363	503,891	3,877,120
Adjustment at fair value of marketable securities available for sale and
derivative financial instruments	84,523	-	23,793	60,730
Deferred tax obligations	(442,318)	(174,038)	(83)	(616,273)
Net deferred tax assets	3,263,853	585,325	527,601	3,321,577
Deferred tax assets	3,706,170			3,937,850
Deferred tax liabilities	442,317			616,273

	Unibanco Consolidated

	December 31,			June 30,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	438,114	318,903	995,840
Other provisions not currently deductible	1,679,483	982,039	637,623	2,023,899
Tax loss and negative basis of social contribution carry-forwards	377,357	230,719	127,241	480,835
Social contribution carry-forwards (Provisional Measure 2158-35)	442,485	-	65,939	376,546
Subtotal	3,375,954	1,650,872	1,149,706	3,877,120
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	48,183	14,908	2,361	60,730
Deferred tax obligations	(276,869)	(339,498)	(94)	(616,273)
Net deferred tax assets	3,147,268	1,326,282	1,151,973	3,321,577
Deferred tax assets	3,424,137			3,937,850
Deferred tax liabilities	276,869			616,273

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2008, the expected realization of deferred taxes is as follows:

	Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2,158-35)	Other	Total	Measure 2,158-35)	Other	Total
2008	-	630,830	630,830	12,425	930,265	942,690
2009	-	353,558	353,558	40,722	785,474	826,196
2010	6,797	301,825	308,622	44,729	539,089	583,818
2011	-	301,806	301,806	18,615	547,524	566,139
2012	39,642	92,478	132,120	69,077	293,275	362,352
2013 to 2018	176,385	96,003	272,388	190,978	404,947	595,925
Total	222,824	1,776,500	1,999,324	376,546	3,500,574	3,877,120
____________________
(*) Expected realization of deferred taxes is in conformity with Law n° 11,727/08.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,700,219 in Unibanco and R$3,252,415 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses):

	Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Income before income tax and social contribution, net of profit sharing and non-recurring events (i)	866,916	1,597,032	713,504	1,320,038
Income tax and social contribution expenses at a rate of 25% and 9%	(294,752)	(542,991)	(242,591)	(448,813)
Effects of social contribution nominal rate rising to 6% for Bank debt securities and insurance companies since May 2008 (ii)	(39,540)	(39,540)	-	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	32,666	154,934	51,645	127,172
Interest on capital paid, net	101,871	193,590	107,730	180,882
Tax credit set up on CSLL interest rate differential	15,818	15,818	-	-
Permanent differences (net)	73,803	118,634	6,877	38,881
Income tax and social contribution for the period	(110,134)	(99,555)	(76,339)	(101,878)

	Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Income before income tax and social contribution, net of profit sharing and non-recurring events (i)	1,210,631	2,226,599	904,569	1,734,069
Income tax and social contribution expenses at a rate of 25% and 9%	(411,615)	(757,044)	(307,553)	(589,583)
Effects of social contribution nominal rate rising to 6% for Bank debt securities and insurance companies since May 2008 (ii)	(62,650)	(62,650)	-	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	(127,056)	(138,627)	(60,908)	(115,660)
Interest on capital paid, net	124,989	230,283	116,592	197,788
Tax credit set up on CSLL interest rate differential	29,921	29,921	-	-
Permanent differences (net)	104,795	158,011	30,033	75,876
Income tax and social contribution for the period	(341,616)	(540,106)	(221,836)	(431,579)
____________________
(i) In 2007 net of non-recurring events..
(ii) The Law nº 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. This measure impacts on CSLL expenses as well as the tax credits already recorded (Note 19). In failure of a Direct Claim of Unconstituionality at the Supreme Court, its effects shall be anulled and the related to the increase in the social contribution rate, which corresponds to an amount of R$494,349 net of deferred liabillities. From the beginning of the rise incidence on tax rate, in May 2008, has been constituted the correspondent tax credit.

21. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008
Co-obligation and risks for guarantees provided	15,930,749	15,949,435	15,996,636	15,986,713
Assets under management (mainly mutual investment funds)	63,532,513	61,831,135	64,351,588	62,468,747

22. Related-Party Transactions (Unibanco)

	June 30,	March 31,
	2008	2008
Assets
Interbank investments	3,512,344	5,769,034
Debentures - Dibens Leasing S,A, - Arrendamento Mercantil	21,538,924	20,629,830
Marketable securities and derivative financial instruments	2,410,540	2,368,000
Interbank accounts	-	(83)
Lending operations	11,464	37,258
Other credits
Income receivable
Dividends and interest on capital	862,449	1,079,683
Negotiation and intermediation of securities	228,886	12,937
Receivable accounts - subsidiary company	27,245	819,256

Liabilities
Deposits	20,079,126	20,024,721
Securities sold under repurchase agreements	7,942,015	6,298,572
Resources from securities issued
Debentures	677,893	683,777
Securities abroad	132,649	3,295,484
Interbank accounts	30,782	22,243
Borrowings	20,771	51,507
Derivative financial instruments	2,043,027	2,063,008
Other liabilities
Social and statutory	508,563	325,870
Subordinated debt	15,676	11,984
Sundry	39,034	32,146

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2008	2007	2007
Revenues
Lending operations	177	563	521	1,565
Marketable securities	673,115	1,315,368	556,669	1,119,244
Derivative financial instruments	107,812	314,616	16,326	28,752
Services rendered	111,290	212,478	66,148	157,736
Other operating income	-	-	(2)	1

Expenses
Deposits and securities sold	757,364	1,478,951	536,636	1,152,402
Borrowings and onlendings	1,317	2,911	3,838	6,068
Other administrative expenses	10,072	22,705	10,243	21,788
Other operating expenses	6,684	9,991	6,200	13,446

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

	Unibanco

	June 30, 2008		March 31, 2008

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,791,973	8,807,515	11,312,420	11,326,225
Marketable securities	43,636,854	43,759,417	41,048,152	41,473,953
Lending operations	43,156,036	43,238,675	42,006,464	42,095,465

Liabilities
Interbank deposits	17,010,945	17,010,944	17,383,523	17,383,524
Time deposits	39,031,057	39,047,978	28,026,332	28,043,095
Debentures	3,320,915	3,325,872	4,461,824	4,439,945
Real estate notes	2,991,217	2,932,561	462,166	462,400
Resources from securities issued abroad	1,675,032	1,728,782	4,456,045	4,488,409
Derivatives, net	2,050,714	2,050,714	1,593,549	1,593,549
Subordinated debt (Note 15(b))	6,768,971	6,799,116	6,710,460	6,760,659
Other liabilities (Note 15(c))	1,686,614	1,706,082	1,526,701	1,549,034
Treasury stocks	154,835	152,043	141,736	140,363

	Unibanco Consolidated

	June 30, 2008		March 31, 2008

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,287,667	6,298,669	6,551,227	6,565,405
Marketable securities	30,285,660	30,585,606	28,416,504	29,153,988
Lending operations	50,802,213	50,879,094	49,498,483	49,628,785

Liabilities
Interbank deposits	1,561,123	1,561,122	1,431,771	1,431,772
Time deposits	36,416,891	36,433,812	26,118,194	26,134,957
Real estate notes, Mortgage notes, credits
and similar	3,138,529	3,197,185	2,411,026	2,414,512
Debentures	3,006,818	3,011,775	4,503,794	4,525,717
Resources from securities issued abroad	1,542,789	1,594,698	1,160,561	1,189,792
Derivatives, net	1,457,004	1,457,004	1,336,346	1,336,346
Subordinated debt (Note 15(b))	6,753,295	6,783,198	6,698,475	6,748,458
Other liabilities (Note 15(c))	1,686,614	1,706,082	1,526,701	1,549,034
Treasury stocks	154,835	152,043	141,736	140,363

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2008 on the São Paulo Stock Exchange.

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branch and subsidiaries include the accounts of the foreign branch (Unibanco Grand Cayman), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A., (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	June 30,	March 31,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	25,402,061	24,701,322
Cash and due from banks	1,813,738	2,006,068
Interbank investments	2,195,091	1,743,046
Marketable securities	16,399,044	16,715,157
Interbank accounts	226,042	204,485
Lending and leasing operations	4,256,058	3,762,186
Other credits and other assets	512,088	270,380
Permanent assets	142,456	153,035
Total	25,544,517	24,854,357

Liabilities
Current and long-term liabilities	21,005,679	20,995,521
Deposits	4,459,428	4,852,833
Securities sold under repurchase agreements	2,394,516	1,852,562
Resources from securities issued	1,482,792	1,125,417
Interbank accounts	65,008	62,805
Borrowings and onlending	4,746,654	4,721,111
Derivative financial instruments	4,399,236	4,150,206
Other liabilities	3,458,045	4,230,587
Deferred income	18,551	23,310
Minority interest	3	3
Stockholders’ equity	4,520,284	3,835,523
Total	25,544,517	24,854,357

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2008	2008	2007	2007
Revenue from financial intermediation	250,129	499,271	355,297	747,591
Expenses on financial intermediation	(143,457)	(323,425)	(235,127)	(467,408)
Provision for credit losses	(7,622)	(12,469)	(2,096)	(3,742)
Services rendered	23,193	42,485	17,793	37,441
Salaries, benefits, training and social security and other administrative expenses	(20,983)	(44,557)	(17,237)	(34,140)
Financial transaction and other taxes	(492)	(927)	(482)	(965)
Other operating income (expenses)	(4,211)	(12,712)	(13,886)	(29,774)
Operating income, net	96,557	147,666	104,262	249,003
Results from non-recurring events	-	-	(29,670)	(29,670)
Non-operating income, net	2,417	1,529	(533)	(1,472)
Income tax and social contribution	(6,484)	(18,966)	(2,182)	(5,173)
Minority interest	(1)	(2)	-	(1)
Net income for the period	92,489	130,227	71,877	212,687

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and UASEG S.A.:

	June 30,	March 31,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	13,306,649	12,874,632
Cash and due from banks	45,124	36,189
Marketable securities	11,373,386	10,793,084
Insurance credits and re-insurance	1,386,679	1,322,480
Other credits and other assets	501,460	722,879
Permanent assets	391,773	415,368
Total	13,698,422	13,290,000

Liabilities
Current and long -term liabilities	12,037,152	11,679,921
Technical provisions for insurance	2,455,429	2,608,869
Technical provisions for retirement plans	8,463,082	7,891,687
Other liabilities	1,118,641	1,179,365
Deferred income	96	196
Stockholders’ equity	1,661,174	1,609,883
Total	13,698,422	13,290,000

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2008	2008	2007	2007
Retained premiums	1,376,616	2,424,496	1,114,471	2,098,916
Changes in technical reserves of insurance	(597,492)	(879,703)	(455,295)	(806,791)
Net claims incurred	(343,937)	(678,731)	(296,413)	(591,514)
Acquisition costs and other	(265,561)	(529,113)	(210,640)	(390,934)
Retained contributions income	157,735	323,912	188,821	421,547
Changes in technical reserves of private retirement plan	(152,730)	(316,144)	(277,608)	(427,884)
Benefits and redemptions expenses	(3,807)	(12,795)	(6,884)	(11,365)
Other operating income	29,357	66,775	36,532	70,503
Other operating expenses	(50,933)	(104,797)	(75,679)	(115,408)
Salaries, benefits, training and social security	(39,161)	(75,426)	(33,312)	(62,526)
Administrative expenses	(41,805)	(79,681)	(37,379)	(77,135)
Financial transaction and other taxes	(20,518)	(37,638)	(17,987)	(31,419)
Activities income	47,764	101,155	(71,373)	75,990
Financial income	341,143	567,475	293,648	557,960
Financial expenses	(273,815)	(434,059)	(200,217)	(431,189)
Operating income, net	115,092	234,571	22,058	202,761
Non-operating income, net	1,304	934	2,552	3,538
Income tax and social contribution	(18,459)	(40,406)	(24,032)	(45,273)
Profit sharing	(5,836)	(10,940)	(6,660)	(13,351)
Net income for the period	92,101	184,159	(6,082)	147,675

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A., Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. and Empresa Brasileira de Captura de Transações Eletrônicas Ltda.:

	June 30,	March 31,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	8,472,706	7,953,735
Cash and due from banks	2,418	1,281
Interbank investments	5,777	36,685
Marketable securities	168,787	157,980
Interbank and interdepartmental accounts	42,373	30,520
Lending operations	3,591,839	3,454,088
Deferred tax and prepaid taxes	740,794	693,174
Other credits and other assets	3,920,718	3,580,007
Permanent assets	260,812	278,376
Total	8,733,518	8,232,111

Liabilities
Current and long-term liabilities	6,162,582	5,754,750
Deposits	1,125,444	878,975
Borrowings and onlendings	129,017	124,327
Resources from securities issued	164,001	176,659
Interbank and interdepartmental accounts	92	136
Derivative financial instruments	19,316	291
Taxes, social securities and provision for litigation	456,097	456,097
Other liabilities	4,268,615	4,118,265
Minority interest	338,610	335,530
Stockholders’ equity	2,232,326	2,141,831
Total	8,733,518	8,232,111

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2008	2008	2007	2007
Revenue from financial intermediation	688,634	1,356,123	575,442	1,109,664
Expenses on financial intermediation	(25,645)	(57,883)	(62,847)	(106,662)
Provision for credit losses	(255,748)	(461,572)	(127,961)	(238,736)
Services rendered	215,190	433,920	204,866	335,458
Salaries, benefits, training and social security and other administrative expenses	(220,908)	(434,927)	(196,000)	(385,464)
Acquisition costs and other	(78,426)	(147,168)	(51,907)	(107,342)
Financial transaction and other taxes	(83,845)	(155,749)	(52,464)	(98,700)
Other operating income (expenses)	(62,840)	(147,159)	(85,571)	(173,544)
Operating income, net	176,412	385,585	203,558	334,674
Results from non-recurring events	-	-	(116,035)	(116,035)
Non-operating income, net	25,513	44,586	2,820	6,253
Income tax and social contribution	(60,314)	(133,452)	(53,817)	(105,123)
Profit sharing	(3,936)	(8,625)	(3,102)	(8,689)
Minority interest	(8,821)	(21,008)	(2,937)	(10,197)
Net income for the period	128,854	267,086	30,487	100,883

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A., Fininvest – Negócios de Varejo Ltda., Microinvest S.A. – Sociedade de Crédito a Microempreendedor (82.4%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários, Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. :

	June 30,	March 31,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	5,629,473	5,628,663
Cash and due from banks	6,541	7,109
Interbank investments	307,957	341,854
Marketable securities	1,198,479	1,164,763
Interbank and interdepartmental accounts	26,034	23,858
Lending operations	2,503,386	2,432,136
Other credits and other assets	1,587,076	1,658,943
Permanent assets	155,291	162,585
Total	5,784,764	5,791,248

Liabilities
Current and long-term liabilities	2,629,273	2,702,324
Deposits	1,355,291	1,385,438
Interbank and interdepartmental accounts	2,028	5,656
Borrowings	903	993
Other liabilities	1,271,051	1,310,237
Deferred income	12,137	12,137
Minority interest	215,206	214,567
Stockholders’ equity	2,928,148	2,862,220
Total	5,784,764	5,791,248

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2008	2008	2007	2007
Revenue from financial intermediation	449,236	887,085	411,146	810,138
Expenses on financial intermediation	(36,485)	(71,689)	(34,867)	(74,319)
Provision for credit losses	(211,481)	(379,801)	(158,327)	(301,792)
Services rendered	116,514	249,636	128,597	243,091
Salaries, benefits, training and social security and other administrative expenses	(193,119)	(399,071)	(208,910)	(419,666)
Acquisition costs and other	(13,426)	(26,758)	(7,689)	(18,679)
Other operating income (expenses)	(60,223)	(110,104)	(45,795)	(84,237)
Financial transaction and other taxes	60,181	23,492	(36,862)	(73,002)
Operating income, net	111,197	172,790	47,293	81,534
Results from non-recurring events	-	-	(50,583)	(50,583)
Non-operating income, net	418	418	2,745	1,882
Income tax and social contribution	(36,739)	(56,079)	(8,008)	(6,278)
Profit sharing	(1,997)	(9,351)	(7,284)	(8,893)
Minority interest	(640)	(2,261)	1,818	2,293
Net income for the period	72,239	105,517	(14,019)	19,955

25. Other Information

(a) Assets leased to third parties, in the amount of R$12,717,550 (March 31, 2008 - R$10,829,354), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$11,875,892 (March 31, 2008 - R$10,160,009) and the residual value received in advance from these lessees amounts to R$5,048,305 (March 31, 2008 - R$4,289,833), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At June 30, 2008, the insurance coverage on properties and other assets in use totaled R$578,125 (March 31, 2008 - R$573,565) in Unibanco and R$843,566 (March 31, 2008 - R$845,786) in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5); and Circular Letters nº 3,068 and 3,082 of 2001 from Brazilian Central Bank - BACEN;

  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments to be made;

  Classification in the stockholders’ equity of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, as directed by CPC – Accounting Pronouncements Committee standards no.2, approved by CVM Deliberation no. 534 of January 29, 2008;

  Measurement at cost of permanent asset investments represented by preferred shares with no significant influence, as described in Note 11 (a) 3;

  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM nº 527 of November 1, 2007;

  Disclosure of stock-based compensation, as in Note 16;

  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and

  Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory board;

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and

  Valuation and accounting of stock option plans to be regulated by CVM;

Management will recognise the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Compulsory deposit

The Brazilian Central Bank determined through Circular no. 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

26. Results from Non-recurring Events

	2007

	Operational	Non-recurring	Total (1)
Changes in the investments of UPS subsidiary (Note 11(a) (4))	679,118	-	679,118
Sale of portion of investment in Serasa (Note 11(a) (4))	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
____________________
(1) The amounts are presented net of applicable taxes.
(2) Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
Operating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)
Operating income after non-recurring events	1,421,820

* * *

Brazilian Economy

The highlight of second quarter of 2008 was the upgrade to Investment Grade in the Brazilian Sovereign Long Term Debt rating, which was the recognition – by the risk agencies – of the significantly improvement of the country fundamentals during last years. Such upgrade helped the country to surpass another quarter of international turbulences, generated by the maintenance of the credit crisis in the U.S.

In the domestic scenario, the inflation increase – IPCA up 2.08% in the second quarter – contributed to the beginning of a new cycle of interest rate increase by the Central Bank. Selic rate rose 175 b.p., and it is likely to be risen 225 b.p. more during next quarters. Although it avoids inflation pressure, this movement may decelerate the economic growth, mainly during next year.

Economic activity figures have showed a lower momentum in the margin, with industrial production verifying a 0.1% accumulated growth in the quarter, up to May, below the 0.5% of first quarter 2008.

The debt to GDP ratio reached 40.8% in the end of May, a drop when compared to the 41.1% verified in the end of 1Q08. The public sector primary surplus amounted to 4.34% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The credit market presented a robust growth in the first quarter of 2008, besides the restrictive measures implemented by the government in the beginning of the year, as the IOF tax over credit operations increase. In June, the most recent data released by the Central Bank, total loan portfolio presented a 33% growth when compared to the same period of last year, representing 37% of the GDP.

Despite the international scenario volatility, the investment grade upgrade increased investor’s interest in Brazilian assets. The Embi+BR ended 2Q08 at 229 basis points, 50 basis points down when compared to 1Q08. The trade balance may reach US$23 billion in 2008, less than the US$40 billion verified in 2007. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

Following the sovereign risk improvement, the Real currency appreciated 9.0% against the US-dollar in 2Q08. The Central Bank, according to the reserve accumulation policy, continued the US-dollar repurchase auctions, increasing the level of the Brazilian international reserves, which ended the 2Q08 at US$197.9 billion, above the US$195.7 billion registered in the 1Q08.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the GDP growth, even with a slower pace than in 2007. Furthermore, the sovereign long term debt rating upgrade to investment grade should contribute to a higher foreign investment flow to Brazilian assets, which led to lower funding costs to the Brazilian companies, and also contributes to its market capitalization increase. However, it is worth mentioning that the risks which follow this scenario are not negligible: in the international panorama, the possibility of a slowdown of the commerce and capital flows, due to the deceleration of the American economy, can contribute to lower growth rates in Brazil.

Performance

Unibanco’s net income reached R$ 757 million in 2Q08, up 18,5% from 2Q07. In 1H08, net income was R$ 1,497 million, a 22.8% growth when compared to 1H07.

Stockholders’ equity was R$ 12.7 billion on June 30, 2008, up 17.6% from June 2007. Annualized return on average equity (ROAE) reached 26.6 % in 2Q08.

Assets

Unibanco’s total assets reached R$ 172 billion, a 32.7% annual increase. This evolution is explained mainly by the R$ 17.3 billion increase in total loans, mostly in auto loans, credit cards, SME and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.9 % in 2Q08.

Credit Operations

In the last 12 months, the Retail loan portfolio increased 39.2%, with highlight to the 86.9% growth in auto loans, 48.9% in SME, 35,9% in credit card loans and 33,9% in payroll loans (own origination) portfolio.

In 2Q08, the Retail portfolio reached R$ 42,603 million, influenced by a 10.4% increase in auto loans, 6.8% in credit card loans, 5.8% in SME and 5.7% in mortgages. The evolution of consumer credit companies portfolio, segment comprised of credit card operations and consumer finance companies, was 6.0% in the quarter, favored by the credit card loans growth.

The Wholesale loan portfolio grew 25.5% in the last 12 months and 3,7% in the quarter, despite the US dollar depreciation of 17.4% and 9.0% in the respective periods. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 37% of the Wholesale loans. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market.

The total loan portfolio increased 4.3% in the quarter, reaching R$ 68,991 million in June 2008. In the last 12 months, Unibanco’s total loans increased 33.6%, especially in the individuals portfolio, with a 35.4% increase.

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio was R$ 4,499 million in June 2008. Since 4Q07, Unibanco focused in its own origination of payroll loans, which in June 2008, reached R$ 1,874 million, a 33.9% growth in the last 12 months and a 5.3% increase in the quarter. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of main automobile manufacturers in the country. Auto loans grew 10.4% in the quarter and 86.9% in the last 12 months, reaching R$ 10,764 million on June 30, 2008.

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is consistently increasing its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 7.3% in 2Q07 to 8.6% in 2Q08.

Home Financing

The mortgage loan portfolio totaled R$ 2.0 billion on June 30, 2008, up 28.8% in the last 12 months and 5,7% in the quarter, representing 24.0% of savings deposits and 3.0% of total loan portfolio. In June 2008, the balance of commitment to future disbursement reached R$1,638 million, a 219.3% growth in the last 12 months. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2008 surpassed R$ 3,268 million, or 4.7% of the total loan portfolio, as follows:

  R$ 1,396 million related to overdue credits, in compliance with Resolution 2,682;

  R$ 887 million for falling due credits, in compliance with Resolution 2,682;

  R$ 985 million based on percentages above those required by the regulatory authority, and significantly higher than the R$ 704 million registered in June 2007.

The total amount of R$ 985 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 30.1% of total allowance for loan losses.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continuous improvement in the credit portfolio quality in the last 12 months. In June 2008, the balance of credits rated as AA to C made up 95.3% of the total loan portfolio, up from 94,8% in June 2007.

Allowance for loan losses as a percentage of overdue installments reached 131% on June 30, 2008, conveying the loan portfolio strength.

The allowance for loan losses relative to total Wholesale loan portfolio was 0.6% in June 2008, down from 0.9% in June 2007. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 5.8% in June 2008, in line with the change in the loan portfolio mix in the last 12 months.

In 2Q08, required provision stood at R$ 699 million, a R$ 189 million increase compared to 2Q07 – as a consequence of the loan growth during the last 12 months.

Provision for loan losses in 2Q08 was R$ 716 million – above the R$ 415 million of the total net write-offs, representing a net provision for loan losses of R$ 301 million, 189.4% higher than 2Q07.

Investments Abroad

Unibanco registered a total of US$ 2,901 million in investments abroad at the end of June 2008, compared to US$ 2,248 million in March 2008. Such growth is mainly due to the US$ 606 million capital increase in the last 3 months, which aims at supporting trade finance transactions and securities trading in international markets.

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q08, the net account effect was R$ 12 million as a result of the bank’s structural hedging policy (short position in foreign exchange).

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$ 184,644 million on June 30, 2008, R$ 64,156 million of which are assets under management.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs). Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time and interbank deposits presented a 39,5% growth in the quarter and 108.5% growth in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 26.3% in the last 12 months. The 10,0% decrease in the quarter is explained by the Central Bank new regulation establishing reserve requirements over some investments from leasing companies.

The increase in Unibanco’s total funding was 39.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, subordinated debt, borrowings and onlendings, and derivative financial instruments.

Local currency funding reached R$ 103,296 million at the end of June 2008, up 46.7% from June 2007. This growth was mostly driven by time deposits, funding obtained in the open market and subordinated debt.

Foreign currency funding reached R$ 17,192 million in June 2008, with a growth of 7,3% from June 2007, despite the 17.4% US dollar depreciation in the period. Such evolution was mainly driven by the growth in time deposits, import and export financing lines and foreign currency borrowings.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the local currency deposits and debentures to total loans ratio close to 100%.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	14.4	14.0
Changes in risk weighted assets	(0.4)	(2.9)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	(0.4)	-
Reference equity growth	0.1	2.6
Tier I	0.4	1.5
Tier II	(0.3)	1.1
BIS Ratio on June 30, 2008	13.7	13.7

Unibanco’s BIS ratio, as of June 2008, reached 13.7%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2008:

	Reference Equity	BIS ratio(%)
	(R$ million)
Tier I (C apital and reserves)	12,809	9.8
Perpetual bonds	808	0.6
Subtotal	13,617	10.4
Tier II	4,287	3.3
Total	17,904	13.7

The fixed asset ratio was 40.6% in June 2008, lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	June 2008
Adjusted permanent assets (A)	7,265
Adjusted stockholders´equity (B)	17,882
Fixed asset ratio (A/B)	40.6%

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency.

The 20.4% revenue growth in 2Q08 compared to 2Q07, vis-à-vis a 7.6% increase in personnel and administrative expenses – a result of growth in volume of business, efficiency management and budgetary discipline – led to a 500 b.p. improvement in the efficiency ratio. In the same period, the cost to average assets ratio also favorably decreased from 4.6% to 3.7% .

Retail

In June 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country, a 15,2% growth from June 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.4% in the quarter and 86.9% in the last 12 months, reaching R$ 10,764 million on June 30, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 7.3% in 2Q07 to 8.6% in 2Q08.

Payroll loans portfolio reached R$ 4,499 million in June 2008. Since 4Q07, Unibanco focused in its own origination of payroll loans, which reached R$ 1,874 million in June 2008, a 33.9% increase in the year. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. In June 2008, the balance of commitment to future disbursement reached R$ 1.638 million, a 219.3% growth in the last 12 months. The mortgage loan portfolio totaled R$ 2.042 million on June 30, 2008, a 28,8% annual growth.

As a result, total retail loan portfolio reached R$ 42,603 million, of which R$ 28,278 million are represented by individuals, with 35,4% evolution in the last 12 months.

Unibanco closed out the semester with a network of 954 branches and 280 corporate-site branches. In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 1H08, the SME segment had approximately 635,000 customers.

The SME loan portfolio totaled R$ 14,325 million in June 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10.296 million, 5,8% evolution in the quarter and 48.9% in the last 12 months.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

. Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 196 million net income in the quarter and R$ 406 million in the semester, 1.0% and 6.0% growth when compared to 2Q07 and 1H07, respectively. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$ 15,065 million in 1H08, which represents a growth of 31,9% from the same period of last year.

.. Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$ 3.479 million in June 2008, an increase of 22,4% in the last 12 months and 3,8% in the quarter. The growth in the last 12 months is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment. The higher provision for loan losses in the quarter is mainly explained by the portfolios of consumer credit (CDC) in partnership with retailers. Business results reached R$ 73 million in the semester and R$ 34 million in the quarter.

Fininvest had 594 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of June 2008. At the same date, LuizaCred had 402 points-of-sale while PontoCred had 435.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2,073 million up to May 2008, with a 11.9% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$356 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$26,388 million in June 2008, up 25.5% in the last 12 months and 3.7% in the quarter, despite the US dollar depreciation of 17.4% and 9.0% in the respective periods. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 37% of the Wholesale loans. The loan growth was influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, under Mr. Eleazar de Carvalho Filho leadership, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handle origination, structuring, distribution, and research. During 2Q08, the new structure focused on prospecting business and on consolidating its operations.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 101 million in 2Q08, a 14.8% growth when compared to the same period of last year. When compared to the last quarter, such evolution was 8.6% . Operating income reached R$ 47 million in the quarter, a 34.3% increase from 2Q07. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 1,620 million in 2Q08.

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 1H08 in the total amount of R$131 million.

The loss ratio was 44.0%, a 100 b.p. improvement in 2Q08 when compared to 2Q07. The combined ratio reached 93.9% in 2Q08, a 70 b.p. improvement from 2Q07, and significantly better than the industry average.

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 1H08 in the total amount of R$131 million.

The loss ratio was 44.0%, a 100 b.p. improvement in 2Q08 when compared to 2Q07. The combined ratio reached 93.9% in 2Q08, a 70 b.p. improvement from 2Q07, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 6.9% market share (as of May 2008).

Unibanco is the leader in the following segments: D&O (Directors and Officers), engineering risks, aviation risks, transportation risks, and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 2Q08 was R$24 million. In the quarter, revenues were R$599 million, a 58.9% increase when compared to the last quarter, due to sales effort in alternative channels. The technical reserves reached R$8,463 million, up 22.2% from 2Q07.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to May 2008. The company ranked 2nd in sales of corporate pension plans, with R$259 million in sales and a 15.3% market share, according to Fenaprevi, up to May 2008.

Unibanco AIG serves more than 1,500 corporate clients and more than 885 thousand individual clients.

Wealth Management

. Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended June 2008, with R$64.2 billion in assets under management, up 16.8% in the quarter and 35.0% in the last 12 months million. Out of the total assets under management, R$15.5 billion were Credit Receivable Investment Funds (FIDCs). UAM’s market share as of June 30, 2008 stood at 5.5%, compared to 4.7% in December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the R$12.5 million increase in FIDC during 2Q08. According to Anbid, UAM increased its market share in the Corporate segment to 12.9% in June 2008, from 4.1% in December 2007.

UAM focus its efforts on increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to thirdparty asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

Unibanco Private Bank

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1H08, the funding raised was 70% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 26.6% growth of assets under management in June 2008 from June 2007.

During 2Q08, Unibanco Private Bank maintained the strategy of an efficient cost management and investments in technology and infrastructure.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

Performance

Financial Margin

The financial margin before provision for loan losses was R$ 3,215 million in 2Q08, up 22.7% from the same period last year and 13.2% when compared to 1Q08. In the quarter, this evolution is mostly explained by a higher credit volume and by higher yields in some portfolios.

Fee Income

Total fees reached R$ 1,830 million in 1H08 and R$ 916 in 2Q08, up 7.1% when compared to 1H07 and 0,2% in the quarter. Such fees in 2Q08 were impacted by the introduction of a new set of banking tariffs established by the Brazilian Central Bank.

Excluding the revenues from the Redecard’s sold participation, total fees increased 9.1% in 1H08 vis-à-vis 1H07. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

When compared total fees in 1H08 to 1H07, its is worth mentioning the 14.1% evolution in credit cards fees, influenced by the growth in the number of cards issued.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.2% growth in the quarter. In 1H08, personnel and administrative expenses posted a 7.1% increase when compared to 1H07, largely due to growth in volume of business, increase of 2,045 employees and wage increases. It is worth mentioning the growth of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

Corporate Governance

Stocks

The graph below traces the stocks’ performance in both domestic and international markets since June 2007.

This year, Unibanco celebrates 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 1H08, the GDSs’ average daily trading volume reached R$341.6 million. In Bovespa, the Units’ average daily trading volume was R$98.9 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%)
May to Aug-08
Ibovespa	2.782
IBrX-50	3.067
IBrX-100	2.756
IGC Corporate Governance Index	2.900

Market Capitalization

Unibanco market capitalization is R$21.09 billion, estimated on the Unit (UBBR11) closing quotation of R$29.4, as of August 6, 2008.

GDSs Ratio Change

On May 29, 2008, the Board of Directors of Unibanco and Unibanco Holdings approved the amend of Unibanco and Unibanco Holdings program of Global Depositary Shares to change the ratio of Units represented by each GDS. Thus, each GDS that currently represents 10 Units shall represent 2 Units.

The GDSs are traded in the North American stock market and the management believes that the market quotation value shall be adjusted to a more attractive trading level for its investors, providing an improved liquidity to the GDSs.

Considering that the resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing 10 Units until the record date to be announced. After the approval by such regulatory body, the GDSs will be traded representing 2 Units.

Share Bonus

On July 16, 2008, it was approved by the Extraordinary Shareholders' Meeting of Unibanco and Unibanco Holdings the increase of their relevant corporate capital with the issuance of share bonus, in the proportion of 10%. The unitary cost that will be ascribed to the bonus shares will be of R$10.685451 to the shares issued by Unibanco, R$10.614037 to the shares issued by Unibanco Holdings, and R$21.299488 to the Units.

Treasury stocks will receive bonus shares, subject to a favorable opinion of the Brazilian Securities Exchange Commission (CVM). In the event CVM gives an adverse opinion about such possibility, the respective Boards of Directors shall determine, considering the outstanding number of shares in the record date, the number of shares to be issued as a result of the distribution of bonus shares approved, the new number of shares that shall constitute the corporate capital of the companies, including the authorized capital and the unitary costs to be ascribed to the bonus shares adjusted to the number of shares actually issued. These information shall be informed to the shareholders by means of a company announcement.

The resolution of Unibanco about the bonus shares shall also be subject to the mentioned approval of the Central Bank of Brazil. The record date for the right to receive the bonus shares shall be released, by means of a company announcement, after the manifestation of both governmental agencies.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly and complementary Interest on capital stock on July 31, 2008, according to the amounts specified in the table below:

	R$ per share
	UBB - ON	UBB - PN	HOL -ON	HOL - PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.1593457	0.1752803	0.1368685	0.1368685	0.3121488	3.1214880
Net Value	0.1354439	0.1489882	0.1163382	0.1163382	0.2653264	2.6532640

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Guidance

The information presented in this section is based exclusively in Unibanco’s management expectations about the future of the business. These estimates can be different than reality as a result of change in market conditions, regulatory environment, competition, sector performance and the Brazilian economy, among other factors, and, therefore, are subjected to changes.

The following table presents the growth expectations for some Financial Statement items, which impact Unibanco’s results. Any change in this guidance will be reported to the market.

Guidance 2008	Δ%
2008/2007
Loan portfolio	20 - 25%
Wholesale	10 - 15%
Retail	25 - 30%
Fee income	8 - 13%
Personnel and Administrative Expenses	7 - 12%

Macroeconomic Estimates

The table below demonstrates the Unibanco’s Economic Research projections, as of August 6, for the main macroeconomic indicators.

Macroeconomic Outlook	2008 E	2009 E
GDP growth	4.8%	3.0%
Exchange rate R$/US$ (year end)	1.60	1.70
SELIC Interest rate (year end)	14.25%	15.25%
IPCA (consumer price index)	6.2%	4.8%

In the domestic scenario, the inflation increase – IPCA up 2.08% in second quarter – contributed to the beginning of a new cycle of interest rate increase by the Central Bank. Selic rate rose 175 b.p., and it is likely to be risen 225 b.p. more during next quarters, ending the year of 2008 at 14.25% and 2009 at 15.25% . Althouth it avoids inflation pressure, this movement may decelerate the economic growth, mainly during next year. As a consequence of the Selic interest rate increase cycle, a GDP gradual decelaration is expected, posting a 3.0% growth in 2009, from 4.8% in 2008. Inflation should slowly react to the hike of interest rate, ending 2008 at 6.2% and 4.8%, in 2009.

Sustainability

Bandeirantes Thermoelectric Power Plant Award

In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism. The criteria were: amount of investment, social reach, originality, company’s level of commitment and results.

The Bandeirantes Thermoelectric Power Plant project is the result of a partnership between Unibanco, Sotreq and Biogás. In 2003, Unibanco’s Project Finance department helped developing this pioneering project, a thermoelectric plant that generates electricity using methane gas extracted from the Bandeirantes sanitary landfill. An amount of US$16 million was invested in Uteb, with 20 MW of power capable of generating enough electricity to meet the needs of a city of 400,000 inhabitants.

Unibanco manages the plant and uses the electricity generated. Uteb was the first plant powered by biogas in Brazil, and was the largest in the world at the time it was built. The plant frequently receives managers of clean development mechanism projects from abroad that aim to understand technical, structural and organizational aspects that made the Bandeirantes Thermoelectric Power Plant a successful business case.

The Brasil Ambiental Prize illustrates Unibanco’s serious commitment to sustainability in its businesses, always seeking to stimulate responsible business practices that are capable of providing benefits to society and companies.

Global Compact Participation

In May 2008, Unibanco joined the Global Compact, a framework designed by the United Nations to promote sustainable development and citizenship through corporate leaderships’ commitment to align their operations and strategies with ten universally accepted principles in the areas in human rights, labor, environment and anti-corruption. Therefore, the best practices that were already incorporated in Unibanco’s businesses are now a public commitment.

Unibanco’s Sustainability Website

Unibanco’s initiatives towards sustainable development, products aimed at reaching individual and corporate clients, policies and procedures aligned to sustainability, among other important issues, are now available at the new Unibanco’s Sustainability website that can be accessed at www.unibanco.com.br.

The website, launched at the end of June 2008, is part of Unibanco’s strategy to reinforce its commitment to sustainability, stimulating transparency and communicating in a democratic manner all its activities related to the theme, trying to establish a broader engagement with all its stakeholders and opening another communication channel with them.

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 26.07
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 6,437,698
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 5,848,786

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 15.69
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 312,201,867,903
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 312,201,867,903

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED BANCO FININVEST S.A.	3 - CNPJ 33.098.518/0001-69	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 12.41
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 10,555
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 10,555

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL	3 - CNPJ 65.654.303/0001-73	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 65.08
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 819,143,077
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 819,143,077

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – JUNE 30, 2008	INSTITUTIONAL
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect on June 2008:

		Common shares/quotas		Preferred shares		Total

Shareholders	Shareholders’ Nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco – União de Bancos Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	1,467,184,984	97.08	156,864,536	12.10	1,624,049,520	57.84
- Treasury stocks		-	-	14,876,994	1.15	14,876,994	0.53
- Others		44,131,352	2.92	1,124,697,942	86.75	1,168,829,294	41.63
Total		1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,072	94.88	385,284	0.04	525,783,356	31.99
- Treasury stocks		-	-	19,538,126	1.79	19,538,126	1.19
- Others		28,337,832	5.12	1,069,928,373	98.17	1,098,266,205	66.82
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Repr. e Part. S.A.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on June 2008:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	1,467,184,984	97.08	156,864,536	12.10	1,624,049,520	57.84

Management
Board of officers	262	-	5,326,208	0.41	5,326,470	0.19
Board of directors	200	-	8,009,846	0.62	8,010,046	0.29

Treasury stocks	-	-	14,876,994	1.15	14,876,994	0.53

Other shareholders	44,130,890	2.92	1,111,361,888	85.72	1,155,492,778	41.15

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,890	2.92	1,111,361,888	85.72	1,155,492,778	41.15

____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 9 preferred shares and 5,326,199 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 8,006,656 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on June 2007:

	Common		Preferred
Shareholders	shares	%	Shares (*)%		Total	%
Controller	1,467,184,984	97.08	162,258,502	12.52	1,629,443,486	58.03

Management
Board of directors	234	-	5,221,166	0.40	5,221,400	0.19
Board of officers	212	-	4,649,657	0.36	4,649,869	0.17

Treasury stocks	-	-	4,089,060	0.32	4,089,060	0.15

Other shareholders	44,130,906	2.92	1,120,221,087	86.40	1,164,351,993	41.46

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,906	2.92	1,120,221,087	86.40	1,164,351,993	41.46

____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,221,158 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 4,646,467 Units.

(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the period ended on June 30, 2008, Unibanco hired independent auditing services from PricewaterhouseCoopers in the amount of R$4,404 thousand. In the same period, Unibanco hired professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$201 thousand.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 25, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer